Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENDO PHARMACEUTICALS HOLDINGS INC.

HT ACQUISITION CORP.

AND

HEALTHTRONICS, INC.

DATED AS OF MAY 5, 2010

ARTICLE VII

CONDITIONS

Section 7.1	Conditions to the Obligation of Each Party	67

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1	Termination	67
Section 8.2	Effect of Termination	69
Section 8.3	Amendments	70
Section 8.4	Waiver	70

ARTICLE IX

GENERAL PROVISIONS

Section 9.1	Nonsurvival of Representations and Warranties	71
Section 9.2	Notices	71
Section 9.3	Interpretation	72
Section 9.4	Counterparts	72
Section 9.5	Entire Agreement; No Third-Party Beneficiaries	72
Section 9.6	Governing Law	72
Section 9.7	Assignment	73
Section 9.8	Consent to Jurisdiction	73
Section 9.9	Headings, etc	73
Section 9.10	Severability	73
Section 9.11	Failure or Indulgence Not Waiver; Remedies Cumulative	73
Section 9.12	Waiver of Jury Trial	74
Section 9.13	Specific Performance	74
Section 9.14	Certain Definitions	74

EXHIBIT A	Conditions of the Offer
EXHIBIT B	Form of Shareholder Tender Agreement
EXHIBIT C	Form of Employment Agreement
EXHIBIT D	Form of Notice of Termination of Credit Agreement

INDEX OF DEFINED TERMS

14d-10 Safe Harbor Steps	65
Adjusted EBITDA	74
Affiliate	77
Agreement	1
Articles of Merger	9
Associate	77
Business Day	74
Certificates	11
Cleanup	74
Closing	9
Closing Date	9
CMS	19
Code	5
Commonly Controlled Entity	37
Company	1
Company Accreditation	24
Company Accreditations	24
Company Adverse Recommendation Change	60
Company Articles of Incorporation	15
Company Benefit Agreements	38
Company Benefit Plans	37
Company Board	1
Company Bylaws	15
Company Common Stock	1
Company Disclosure Letter	14
Company Entities	17
Company Financial Statements	29
Company Health Care License	26
Company Leases	42
Company Managed Service Provider	17
Company Material Adverse Effect	77
Company Material Contract	34
Company Notice of Adverse Recommendation	60
Company Option	16
Company Organizational Documents	15
Company Participant	40
Company Pension Plan	37
Company Permits	20
Company Preferred Stock	16
Company Reimbursement Approval	24
Company Reimbursement Approvals	24
Company SEC Reports	29
Company Shareholder Approval	18
Company Shareholders’ Meeting	63

Company Stock Awards	11
Company Stock Plans	16
Company Stock Rights	17
Company Subsidiaries	17
Company Subsidiary	17
Company Takeover Proposal	59, 70
Company Termination Fee	69
Company Welfare Plan	37
Competition Laws	56
Confidentiality Agreement	55
Contract	74
Copyrights	76
Covered Employees	63
Covered Entity	25
Credit Agreement	74
D&O Insurance	61
Dissenting Shares	13
Effective Time	9
Employment Agreements	2
Environmental Claim	75
Environmental Laws	75
Environmental Permits	75
ERISA	37
Exchange Act	2
Exchange Agent	11
Exchange Fund	11
FASB	30
FDA	19
FDCA	20
Federal Privacy Regulations	25
Federal Security Regulations	25
GAAP	29
GBCC	1
Governmental Entity	19
Hazardous Substances	75
Health Care Audits	24
Health Care Licenses	26
HHS	19
HIPAA	23
HIPAA Requirements	25
HITECH	23
HSR Act	3
HSS	16
Initial Extension	3
Intellectual Property	75
IP Contracts	35

v

Knowledge of the Company	78
Law	19
Leased Real Property	42
Liability	30
Liens	17
Litigation	33
MDD	26
Medical Device	27
Merger	1
Merger Consideration	10
Merger Sub	1
Merger Sub Common Stock	10
Minimum Tender Condition	1
Nasdaq	3
Nasdaq Marketplace Rules	76
New Plan	64
Notice Period	60
Offer	1
Offer Closing	3
Offer Closing Date	3
Offer Conditions	2
Offer Documents	4
Offer Price	1
Order	19
Outside Date	67
Owned Real Property	42
Owned Real Property Materials	42
Parent	1
Parent Disclosure Letter	48
Parent SEC Reports	49
Patents	75
Paying Agent	4
Payoff Amount	66
Permitted Encumbrances	76
Person	77
Primary Company Executive	40
Prime	16
Products	76
Program	21
Program Agreements	21
Programs	21
Proxy Statement	62
Regulatory Authority	76
Regulatory Authorizations	76
Reimbursement Approvals	21
Release	76

Representatives	76
Requisite Short-Form Merger Shares	7
Sarbanes-Oxley Act	29
Schedule 14D-9	5
Schedule TO	4
SEC	3
Second Extension	3
Securities Act	8
Services	76
Shareholder Tender Agreements	1
Software	75
Subsidiary	78
Superior Proposal	59
Surviving Corporation	9
Takeover Statutes	5
Tax Return	33
Taxes	33
Third Party Payor Contracts	21
Third Party Payors	21
Top-Up Option	7
Top-Up Shares	7
Trade Secrets	76
Trademarks	75
Transaction Agreements	2
Transactions	1
Transition Committee	56
Uncertificated Shares	12
WARN Act	41

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 5, 2010, is by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), HT Acquisition Corp., a Georgia corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and HealthTronics, Inc., a Georgia corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS in furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, without par value, of the Company (“Company Common Stock”) at a price per share of Company Common Stock of $4.85 net to the seller in cash, without interest (such consideration or any other consideration per share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall, in accordance with the Georgia Business Corporation Code (the “GBCC”), merge with and into the Company (the “Merger”), pursuant to which each share of Company Common Stock, other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated hereby, including the Top-Up Option (the “Transactions”), are advisable, fair to and in the best interests of the shareholders of the Company, (ii) adopted and approved this Agreement and declared it advisable that the Company enter into this Agreement and (iii) resolved to recommend acceptance of the Offer and, if required, adoption and approval of this Agreement and approval of the Merger by its shareholders;

WHEREAS, the board of directors of Merger Sub has adopted, approved and declared it advisable for Merger Sub to enter into this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent has approved this Agreement and the Transactions, and Parent, in its capacity as the sole shareholder of Merger Sub, has adopted and approved this Agreement and the Transactions upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Merger Sub have entered into (i) a Shareholder Tender Agreement in the form attached as Exhibit B hereto with each of James S.B. Whittenburg, Richard A. Rusk, Clint B. Davis, Scott A. Herz and Laura A. Miller (collectively, the “Shareholder Tender Agreements”), pursuant to which each of them has irrevocably agreed to tender the shares of Company Common Stock beneficially owned by them in the Offer (constituting, in the aggregate, approximately 3.99% of the outstanding shares of Company Common Stock) and (ii) an Employment Agreement with each of James S.B. Whittenburg, Richard A. Rusk, Clint B. Davis and Scott A. Herz, in the forms set forth on Exhibit C hereto (collectively, the “Employment Agreements”, and together with this Agreement and the Shareholder Tender Agreements, the “Transaction Agreements”), in order to provide for the continued service and employment of such persons.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Subject to the terms and conditions of this Agreement (including ARTICLE VIII), within ten (10) Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), the Offer; provided, that the Company agrees that no shares of Company Common Stock owned by the Company or any Company Subsidiary will be tendered pursuant to the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(i) The initial expiration date of the Offer shall be 5:00 p.m., New York City time, on July 1, 2010. Merger Sub expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition (as defined in Exhibit A), (iv) impose conditions to the Offer that are different than or in addition to the Offer Conditions, or (v) otherwise amend the Offer in any manner materially adverse to the holders of Company Common Stock.

(ii) Notwithstanding anything in this Agreement to the contrary, Merger Sub (A) may, in its sole discretion (subject to the obligations of Parent and Merger Sub under Section 1.1(a)(ii)(B) and Section 1.1(a)(iii)), without consent of the Company, extend the Offer on one or more occasions in increments of no more than five (5) Business Days, if on any then-scheduled expiration date of the Offer, any of the Offer Conditions shall not be satisfied or, in Merger Sub’s sole discretion, waived (if permitted under this Agreement), until such time as such condition or conditions are satisfied or waived and (B) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”), the staff thereof or the Nasdaq Stock Market (the “Nasdaq”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable foreign antitrust, competition or similar Law shall have expired or been terminated; provided, however, that in no event shall Merger Sub be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII and does so terminate this Agreement.

(iii) In addition to the extension obligation set forth in Section 1.1(a)(ii)(B), Parent and Merger Sub agree that if on any scheduled expiration date of the Offer, (A) the Minimum Tender Condition is not satisfied, (B) the condition set forth in subsection (v) of Exhibit A is not satisfied, and prior to such expiration the Company did not have at least five (5) days written notice from Parent of the facts or circumstances underlying the failure of such condition, or (C) the condition set forth in subsection (vii) of Exhibit A is not satisfied, but in each case all of the Offer Conditions set forth in Exhibit A other than those described above are satisfied or, in Merger Sub’s sole discretion, waived, then Merger Sub shall, and Parent shall cause Merger Sub to (x) in the case of clause (A) or clause (C) above, on the first such scheduled expiration date, extend the Offer for ten (10) Business Days (the “Initial Extension”), and if on the scheduled expiration date of the Initial Extension the requirements for extension pursuant to clause (A) or clause (C) (as the case may be) continue to be satisfied, further extend the Offer for five (5) Business Days (the “Second Extension”), or (y) in the case of clause (B) above, on the first such scheduled expiration date, extend the Offer for five (5) Business Days; provided, however, that this provision shall not require Merger Sub to extend the expiration of the Offer more than two times in the case of clause (A) or clause (C) (for a period of ten (10) Business Days for the Initial Extension and five (5) Business Days for the Second Extension), or more than one time, for five (5) Business Days, in the case of clause (B), and in no event shall Merger Sub be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII and does so terminate this Agreement.

(iv) On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any applicable Tax withholding pursuant to Section 1.1(d)) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration date of the Offer (as it may be extended and re-extended in accordance with this Section 1.1(a)). The Offer Price payable in respect of each share of Company Common Stock pursuant to the preceding sentence shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions of this Agreement. Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act; provided, however such period (including any extensions thereof) shall not exceed twenty (20) Business Days. The Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right.

(v) Nothing contained in this Section 1.1(a) shall affect any termination rights in ARTICLE VIII.

(b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the shareholders of the Company as and to the extent required by United States Federal securities Laws. Parent shall cause the Schedule TO and other Offer Documents to comply in all material respects with the provisions of applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the shareholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable United States Federal securities Laws. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence and summaries of all material oral communications between them and their Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable and good faith consideration to any such comments. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the consideration necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(d) Parent, Merger Sub, and the paying agent for the Offer (the “Paying Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent, Merger Sub, or the Paying Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended

(the “Code”), and Treasury Regulations promulgated thereunder, or any other provision of tax Law. To the extent that amounts are so withheld and paid over by Parent, Merger Sub or the Paying Agent, as applicable, to the appropriate taxing authority, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares of Company Common Stock to whom such withheld amounts would otherwise have been paid.

Section 1.2 Company Actions.

(a) The Company hereby approves and consents to the Transactions and represents that the Company Board, at a meeting duly called and held has unanimously:

(i) determined that the Transactions are advisable, fair to and in the best interests of the shareholders of the Company;

(ii) adopted and approved this Agreement and declared it advisable that the Company enter into this Agreement;

(iii) resolved to recommend acceptance of the Offer and, if required, adoption and approval of this Agreement and approval of the Merger by its shareholders; and

(iv) taken all other actions necessary to exempt the Transactions from any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or other similar Law, including Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC (collectively, the “Takeover Statutes”).

(b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 6.5(b), the recommendation described in Section 1.2(a)(iii) and shall mail the Schedule 14D-9 to the shareholders of the Company as required by Rule 14d-9 under the Exchange Act. The Company shall cause the Schedule 14D-9 to comply in all material respects with the provisions of applicable Law. Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the shareholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable United States Federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence and summaries of all material oral communications between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the

Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Parent and Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the latest practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of shareholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub such information and assistance (including periodically updated lists of shareholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to holders of Company Common Stock. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, Merger Sub and their respective affiliates, associates and Representatives shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement, and, if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession promptly upon the request of the Company.

Section 1.3 Directors.

(a) Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment pursuant to the Offer and any Top-Up Shares) bears to the total number of shares outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be by the election of the Parent, including the selection of the individuals designated for resignation (provided that Parent shall give good faith consideration to the recommendation of the Company with respect thereto)). At each such time, the Company shall also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on (A) each committee of the Company Board, (B) as requested by Parent, the board of directors (or equivalent governing body) and each committee thereof of each Company Subsidiary and (C) as requested by Parent, the board of directors (or equivalent governing body) and each committee thereof of each Company Managed Service Provider except, in the case of clauses (B) and (C), in proportion to the number of members that may be designated by the Company and the Company Subsidiaries to such board of directors (or equivalent governing body) and each committee thereof, in the case of each of clauses (A), (B) and (C), to the extent permitted by applicable Law and the Nasdaq Marketplace Rules.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its shareholders such information with respect to the Company and its officers and directors as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3(b), which shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.3(a) hereof shall be subject to the receipt of such information. The provisions of this Section 1.3 are in addition to and shall not limit any rights that any of Merger Sub, Parent or any of their respective Affiliates may have as a holder or beneficial owner of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(c) Notwithstanding anything in this Agreement to the contrary, if Parent’s designees constitute a majority of the Company Board after the Offer Closing and prior to the Effective Time, then the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

Section 1.4 Top-Up Option.

(a) The Company grants to Merger Sub an irrevocable option, exercisable once upon the terms and subject to the conditions set forth herein, for so long as this Agreement has not been terminated pursuant to ARTICLE VIII (the “Top-Up Option”), to purchase from the Company up to the number of authorized and unissued shares of Company Common Stock (including as authorized and unissued shares, for purposes of this Section 1.4, any shares of Company Common Stock held in the treasury of the Company) equal to the number of shares that, when added to the number of shares owned by Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than the number of shares (the “Requisite Short-Form Merger Shares”) entitled to cast 90% of all the votes entitled to be cast by the holders of the Company Common Stock on the Merger after the issuance of all shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis or, as may be elected by Parent, on a primary basis as of immediately prior to the issuance of such shares (such shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

(b) The Top-Up Option may be exercised by Merger Sub, in whole or in part at any time following the Offer Closing and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms, provided that Merger Sub shall own as of such time less than the Requisite Short-Form Merger Shares. Notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable to the extent (x) the number of shares of Company Common Stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Company Common Stock that are not already reserved for issuance or (y) any other provision of applicable Law or Order shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price, without interest. Such aggregate purchase price may be paid by Merger Sub, at its election, either in the same form of consideration as the Offer Price or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price and having full recourse to Parent.

(c) The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”). In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company at least three (3) Business Days prior written notice, specifying (i) the number of shares of Company Common Stock owned by Parent and Merger Sub; (ii) the number of Top-Up Shares that Merger Sub intends to purchase pursuant to the Top-Up Option; (iii) the manner in which Merger Sub intends to pay the applicable purchase price; and (iv) the place and time for the closing of such purchase. At the closing of the purchase of the Top-Up Shares, Parent and Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares.

(d) Parent and Merger Sub acknowledge that the Top-Up Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act, and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, and will be upon purchase of the Top-Up Shares, an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act. Any certificates evidencing the Top-Up Shares shall include any legends required by applicable securities Laws.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Subject to the terms and conditions of this Agreement, and in accordance with the GBCC, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii)

the Company shall be the surviving corporation in the Merger under the name “HealthTronics, Inc.” and shall continue to be governed by the applicable Laws of the State of Georgia, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation”). The Merger shall have the effects set forth in Section 14-2-1106 of the GBCC.

Section 2.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties, which shall be no later than the third Business Day after the satisfaction or waiver of all of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger, or, at Parent’s election a certificate of merger, (the “Articles of Merger”) with the Secretary of State of the State of Georgia and by making all other filings or recordings required under the GBCC, including publication of a notice of merger pursuant to Section 14-2-1105.1 of the GBCC on the same day as the filing the Articles of Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Georgia, or at such subsequent date or time as Parent and the Company shall agree and specify in the Articles of Merger. The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, the title to all real estate and other property owned by, and every contract right possessed by, the Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities of the Company and Merger Sub shall become the liabilities of the Surviving Corporation.

Section 2.4 Organizational Documents of the Surviving Corporation. The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving

Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE III

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock:

(a) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including without limitation all vested and unvested shares of restricted stock issued in connection with restricted stock awards granted to the executive officers of the Company (the transfer restrictions on which shares shall terminate immediately prior to the Effective Time) but not including shares to be canceled pursuant to Section 3.1(c) hereof and Dissenting Shares) shall be converted into the right to receive cash in an amount equal to the Offer Price paid in the Offer (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be issued or paid in consideration therefor in accordance with Section 3.2, without interest.

(b) Conversion of Merger Sub Common Stock. Each share of common stock, without par value, of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(c) Cancellation of Certain Shares. Each share, if any, of Company Common Stock that is held by the Company as a treasury share and each share of Company Common Stock that is owned by the Company or Parent or by any direct or indirect wholly owned Subsidiary of the Company or Parent shall be canceled without any conversion, and no consideration shall be delivered in respect thereof.

(d) Company Options. Effective as of the Closing, the Company Stock Plans and all Company Options outstanding immediately before the Closing shall be cancelled and of no further force or effect, and in consideration for such cancellation of Company Options outstanding under the Company Stock Plans immediately before the Closing, the holders thereof (whether or not such Company Options shall otherwise be exercisable at the Effective Time) shall automatically (and without any further action being required on the part of the holders thereof) receive, at the Effective Time, an amount of cash equal to (i) the number of shares of Company Common Stock subject to each such Company Option held by such holder multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the per-share exercise price under such Company Option (with such payments to be subject to any applicable Tax withholding in accordance with Section 3.1(f)).

(e) Other Equity Awards. Each award outstanding immediately before the Effective Time (whether or not such award is vested at the Effective Time) under the Company Stock Plans other than the Company Options (the “Company Stock Awards”) shall be cancelled and of no further force or effect as of the Effective Time. In exchange for the cancellation of each such award, the holder of such awards shall receive the per share Merger Consideration for each share of Company Common Stock underlying such award (with such payment to be subject to any applicable Tax withholding in accordance with Section 3.1(f)). Prior to the Effective Time, the Company shall take all actions necessary such that no Person has any rights to acquire Company Common Stock or common stock of the Parent or any of its Subsidiaries (including the Surviving Corporation) pursuant to any Company Benefit Plan or Company Benefit Agreement following the Effective Time.

(f) Withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct from the consideration otherwise payable pursuant to this Agreement to any holder of Company Options or Company Stock Awards such amounts as Parent, the Company, the Surviving Corporation or the Exchange Agent, as applicable, is or may be required to deduct and withhold with respect to the making of such payment under the Code and Treasury Regulations promulgated thereunder, or any other provision of tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Company, the Surviving Corporation or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Company Common Stock or Company Options to whom such withheld amounts would otherwise have been paid.

Section 3.2 Exchange of Shares and Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall engage a nationally-recognized financial institution reasonably satisfactory to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, the Merger Consideration to be paid in respect of the Company Common Stock. All cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock represented by book-entry (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.1 hereof, (a) a letter of transmittal (which, in the case of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (b) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration. Upon (i) surrender of Certificates for cancellation to the Exchange Agent or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and (ii) such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the portion of the Merger Consideration to which such holder is entitled pursuant to Section 3.1, and any Certificates so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender.

(c) No Further Ownership Rights in Company Common Stock. All Merger Consideration issued and paid upon the surrender for exchange of Certificates or Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for the Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Uncertificated Share shall not have been surrendered prior to six (6) years after the Effective Time, any cash remaining in the Exchange Fund at that time shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to former shareholders of the Company after the Effective Time pursuant to this Article III. If at any time the funds held in the Exchange Fund are insufficient to satisfy the obligations of Parent and/or Merger Sub under this Agreement, Parent shall or shall cause Merger Sub to promptly deposit additional funds held in the Exchange Fund such that the funds held in the Exchange Fund are thereafter sufficient to satisfy the obligations of Parent and Merger Sub hereunder. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall promptly be paid to Parent.

(g) Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person that was a holder of Company Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent, as applicable, is or may be required to deduct and withhold with respect to the making of such payment under the Code and Treasury Regulations promulgated thereunder, or any other provision of tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes as having been paid to the Person to whom such withheld amounts would otherwise have been paid.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making and delivery of an affidavit of that fact by the holder thereof and delivery of a properly completed letter of transmittal to the Exchange Agent, such portion of the Merger Consideration as may be required pursuant to Section 3.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 3.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a shareholder of the Company who has properly asserted such holder’s dissenters’ rights under Article 13 of the GBCC (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to payment of the “fair value” for such shares under Article 13 of the GBCC. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right at or following the Effective Time of the Merger, each share of such holder’s

Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time of the Merger, the right to receive, without any interest thereon, the Merger Consideration. Company shall give Parent (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock received by Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. Each holder of Dissenting Shares who becomes entitled under Article 13 of the GBCC to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation (but only after the amount thereof shall have been finally determined pursuant to the GBCC), and such shares shall be retired and cancelled.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (i) as set forth in the written disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such Company Disclosure Letter relates; provided, that any information set forth in one section of the Company Disclosure Letter shall be deemed to apply to each other Section or subsection thereof or hereof as appropriate to which its relevance is readily apparent on its face) or (ii) disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and each Company SEC Report filed subsequent to such Form 10-K but prior to the date of this Agreement, but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward- looking statements or cautionary, predictive or forward-looking in nature; provided that the exception provided for in this clause (ii) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Company SEC Report filed prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein, the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

Section 4.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate (or similar) power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Each Company Managed Service Provider is a limited partnership, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate (or similar) power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to be material to such Company Managed Service Provider. Each Company Managed Service Provider is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to be material to such Company Managed Service Provider.

(d) The Company has furnished or made available to Parent true and complete copies of the Amended and Restated Articles of Incorporation of the Company, as amended through the date of this Agreement (as so amended, the “Company Articles of Incorporation”); the Amended and Restated Bylaws of the Company, as amended by the First Amendment thereto, and as otherwise amended through the date of this Agreement (as cumulatively amended, the “Company Bylaws” and together with the Company Articles of Incorporation, “Company Organizational Documents”); and the equivalent organizational documents (including all partnership, limited liability company or similar agreements) of each Company Entity, in each case, as amended through the date of this Agreement. The Company Organizational Documents and the equivalent organizational documents (including all partnership, limited liability company or similar agreements) of the Company Entities are in full force and effect and have not been amended or otherwise modified. The Company is not in violation of any provision of the Company Organizational Documents. No Company Entity (nor, to the knowledge of the Company, any third party) is in violation of any provision of its articles of incorporation, bylaws or equivalent organizational documents (including all partnership, limited liability company or similar agreements), except where such violations would not, individually or in the aggregate, reasonably be expected to be material to such Company Entity. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of (i) all meetings of the shareholders or other equity-holders of the Company and, to the extent available, each of the Company Entities, (ii) the boards of directors (or equivalent governing body) of the Company and, to the extent available, each of the Company Entities and (iii) the committees of each such board of directors (or comparable governing body), in each case held since January 1, 2007 and prior to the date hereof.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 70,000,000 shares of Company Common Stock, without par value, and (ii) 30,000,000 shares of preferred stock, without par value (“Company Preferred Stock”). At the close of business on May 4, 2010, (i) 45,630,810 shares of Company Common Stock were issued and outstanding, (including 1,785,230 shares of Company Common Stock that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), (ii) 1,988,371 shares of Company Common Stock were held by Company in its treasury, and (iii) an aggregate 4,573,179 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company’s 2004 Equity Incentive Plan (as amended by the First Amendment, Second Amendment and Third Amendment thereto), the Prime Medical Services, Inc. (“Prime”) 2003 Stock Option Plan, the Prime Amended and Restated 1993 Stock Option Plan, the HealthTronics Surgical Services, Inc. (“HSS”) 2002 Stock Option Plan, the HSS 2001 Stock Option Plan and the HSS 2000 Stock Option Plan (collectively, the “Company Stock Plans”), of which (A) 2,787,949 shares of Company Common Stock were underlying outstanding and unexercised options entitling the holder thereof to purchase a share of Company Common Stock (each, a “Company Option”), and (B) 1,785,230 shares of Company Common Stock were subject to Company Stock Awards (of which 1,785,230 shares were restricted stock awards). At the close of business on May 4, 2010, no shares of Company Preferred Stock were issued and outstanding. Section 4.2(a) of the Company Disclosure Letter sets forth, as of the close of business on May 4, 2010, the authorized and outstanding capital stock (or other equity interests) of each Company Entity held directly or indirectly by the Company and the total of such outstanding capital stock (or other equity interests).

(b) Except as set forth in Section 4.2(a) above, at the close of business on May 4, 2010, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. From May 5, 2010 until the date of this Agreement, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding as of May 4, 2010, in accordance with their terms. Except as set forth in Section 4.2(a) above, as of the date hereof, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Entity (i) relating to any issued or unissued capital stock or equity interest of the Company or any Company Entity, (ii) obligating the Company or any Company Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in the Company or any Company Entity or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company or any Company Entity (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”). All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Company Entity to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any shares of Company Common Stock) or any Company Entity or any Company Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than pursuant to the Company Stock Plans.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list, as of May 4, 2010, of (i) all Company Options, the number of shares of Company Common Stock subject thereto, the grant dates, expiration dates, the exercise or base prices and the names of the holders thereof, and (ii) all other outstanding awards under the Company Stock Plans, the number of shares of Company Common Stock subject thereto, the holders thereof and the vesting schedules thereof. Each outstanding Company Option and restricted stock award shall be treated at the Effective Time as set forth in Section 3.1.

(d) Section 4.2(d) of the Company Disclosure Letter lists all the Subsidiaries of the Company (each a “Company Subsidiary” and together, the “Company Subsidiaries”) in existence as of the date hereof. All of the outstanding shares of capital stock of, or other equity interests in, each such Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in Section 4.2(d) of the Company Disclosure Letter, owned directly or indirectly by the Company, and with respect to those shares or other equity interests owned directly or indirectly by the Company, are free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities Laws.

(e) Section 4.2(e) of the Company Disclosure Letter sets forth a complete list of the limited partnerships, limited liability companies and other legal entities of which the Company, any Company Subsidiary, any Company Managed Service Provider or any of their Affiliates or officers constitutes the general partner, a member, management agent or a manager or with respect to which the Company, any Company Subsidiary or any of their Affiliates or officers otherwise supervises or coordinates the management or administration of day-to-day operations for the provision of any Service (each such partnership, limited liability company or other entity, a “Company Managed Service Provider” and all of the Company Managed Service Providers together with the Company Subsidiaries, the “Company Entities”). All of the outstanding shares of capital stock of, or other equity interests in, each such Company Managed Service Provider have been duly authorized and validly issued and are fully paid and nonassessable. All such shares of capital stock or other equity interests directly or indirectly owned by the Company are free and clear of all Liens.

(f) Neither the Company nor any of the Company Subsidiaries directly or indirectly owns, or has any right or obligation to subscribe for or otherwise acquire, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than the Company Entities).

Section 4.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval if required in connection with this Agreement and the Merger, to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than obtaining the Company Shareholder Approval, if required for consummation of the Merger, and the filing and recordation of appropriate merger documents as required by the GBCC). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. If approval of the Company’s shareholders is required pursuant to the GBCC, the affirmative vote of a majority of outstanding shares of Company Common Stock entitled to vote in accordance with the GBCC and the Company Organizational Documents (the “Company Shareholder Approval”) is the only vote of the holders of capital stock of the Company necessary to approve this Agreement and the Transactions.

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and adopting this Agreement and the Transactions, (ii) determining that the Transactions are advisable, fair to and in the best interests of the shareholders of the Company, and (iii) recommending that the Company’s shareholders accept the Offer and, to the extent required by Law, adopt and approve this Agreement. Such resolutions are sufficient to render the Takeover Statutes inapplicable to this Agreement and the Transactions, and no Takeover Statute or similar Law applies or purports to apply to the Company with respect to this Agreement or the Transactions.

(c) Lazard Middle Market LLC has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders. The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes after receipt thereof by the Company.

Section 4.4 No Conflict. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor performance of this Agreement by the Company will (a) assuming the Company Shareholder Approval is obtained, if required for consummation of the Merger, conflict with or violate the Company Organizational Documents or the equivalent organizational documents (including any partnership, limited liability company or similar agreements) of any of the Company Entities, (b) assuming compliance with Section 4.5 hereof and assuming the Company Shareholder Approval is obtained, if required for consummation of the Merger, conflict with or violate any United States Federal, state or local or any foreign statute, law, rule, regulation, ordinance, code or any other requirement or rule of law (a “Law”) or any charge, temporary restraining order or other order, writ, injunction (whether preliminary, permanent or otherwise), judgment, guideline, doctrine, guidance, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (an “Order”), or any rule or regulation of any securities exchange on which the Company Common Stock is listed for trading, in each case applicable to the Company or any of the Company Entities or by which any property or asset of the Company or any of the Company Entities is bound or affected, (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company or any Company Entity pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or obligation to which the Company or any Company Entity is a party or by which the Company or any Company Entity or any property or asset of any of them is bound or affected (including any Company Material Contract and any Company Permit), or (d) result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Company’s or any Company Entity’s right to own, use, or hold for use any of the Intellectual Property as owned, used, or held for use in the conduct of business of the Company or any Company Entity, except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Required Filings and Consents. The execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign (a “Governmental Entity”), except for (i) applicable requirements, if any, of (A) the Exchange Act, including, the filing with the SEC of the Schedule 14D-9 and the Proxy Statement, (B) state securities or “blue sky” Laws, (C) the GBCC to file the Articles of Merger or other appropriate documentation and (D) Nasdaq, (ii) those required by the HSR Act, (iii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) the filing of customary applications and notices, as applicable with the U.S. Department of Health and Human Services (“HHS”), Centers for Medicare and Medicaid Services (“CMS”), the U.S. Food and Drug Administration (the “FDA”)

or any other Regulatory Authority and (v) such consents, approvals, orders, authorizations, permits, declarations, filings or notifications the failure of which to obtain or make would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Entities, taken as a whole.

Section 4.6 Compliance; Regulatory Compliance. Other than health care regulatory matters, Medicare, Medicaid and legal and billing compliance matters, FDA matters, tax matters, employee benefits matters, labor and employment matters, environmental matters or intellectual property matters, which are the subjects of Section 4.7, Section 4.8, Section 4.9, Section 4.12, Section 4.17, Section 4.18, Section 4.20 and Section 4.21, respectively:

(a) Each of the Company and the Company Entities (i) has been operated at all times in compliance with all Laws and Orders applicable to the Company or any of the Company Entities or by which any property, business or asset of the Company or any of the Company Entities is bound or affected and (ii) is not in default or violation of any governmental licenses, permits or franchises to which the Company or any of the Company Entities is a party or by which the Company or any of the Company Entities or any property or asset of the Company or any of the Company Entities is bound or affected other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Entity has received any written communication during the past two (2) years from a Governmental Entity that alleges that Company or any Company Entity is not in compliance in any material respect with any applicable Law and Order.

(b) Neither the Company nor any Company Entity, nor any of its or their Representatives, acting on their behalf, has, in connection with the operation of their respective businesses, (i) used or promised any funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable at that time, or any other similar applicable Law, (ii) paid, promised, accepted or received any unlawful contributions, payments, expenditures, gifts or anything else of value or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws of any Governmental Entity.

(c) Each of the Company, the Company Entities and their respective employees and, to the knowledge of the Company, business partners, as applicable, has in effect all required filings, licenses, permits, certificates, exemptions, orders, consents, clearances, registrations, approvals and authorizations of all Governmental Entities (including all authorizations under the Social Security Act, as amended, and the regulations of HHS and CMS promulgated thereunder, all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the regulations of the FDA promulgated thereunder, all authorizations required by any State health care Regulatory Authority, and any of the foregoing required by any other Regulatory Authority) and third Persons necessary for the conduct of the Company’s and the Company Entities’ business and the use of their properties and assets, as presently conducted and used (the “Company Permits”) and all Company Permits are valid and in full force and effect, except where such failure has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and neither the Company nor any Company Entity has received oral or written notice from any Governmental Entity or third Person that any such Company Permit is subject to any adverse action which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company Entities participate in and have not been excluded from the federal and state health care programs (individually, a “Program” and collectively, the “Programs”) listed in Section 4.6(d)(i) of the Company Disclosure Letter. A list of all of the Company Entities’ existing Medicare and Medicaid Program provider agreements and numbers, and all other federal and state Program provider agreements and numbers, excluding TRICARE and CHAMPUS, pertaining to the business of each Company Entity or, if such agreements do not exist, other documentation evidencing such participation, are set forth in Section 4.6(d)(ii) of the Company Disclosure Letter, current, true and complete copies of which have been delivered or made available to the Parent. The Company Entities’ existing Medicare and Medicaid Program provider agreements and numbers, and all other federal and state Program provider agreements and numbers, including TRICARE and CHAMPUS shall be referred to herein as “Program Agreements.”

(e) Section 4.6(e) of the Company Disclosure Letter sets forth a list of each of contractual arrangement between a third party payor, including, but not limited to, private insurance, managed care plans and HMOs (the “Third Party Payors”) and any Company Entity that is reasonably expected to provide for payment of $500,000 or more in calendar year 2010 (the “Third Party Payor Contracts”, and together with the Program Agreements, the “Reimbursement Approvals”). Current, true and complete copies of all Third Party Payor Contracts have been delivered or made available to the Parent. The Program Agreements and Third Party Payor Contracts constitute legal, valid, binding and enforceable obligations of the Company Entity that is a party thereto and the other parties thereto and, to the knowledge of the Company, are in full force and effect. No Company Entity is in default under any Program Agreement or under any Third Party Payor Contract to which it is a party and, to the knowledge of the Company, the other parties thereto are not in material default thereunder.

(f) The Company and each Company Entity are in material compliance with the rules and policies relating to each Program Agreement and Third Party Payor Contract, including all certification, billing, reimbursement and documentation requirements. No action has been taken by any Governmental Entity or, to the knowledge of the Company, recommended by any Governmental Entity, either to revoke, withdraw or suspend any Program Agreement or to terminate or decertify any participation of any Company Entity in any “Federal Health Care Program” (as that term is defined in 42 U.S.C. § 1320a-7b(f)) in which it participates (including, but not limited to Medicare, Medicaid, TRICARE and CHAMPUS), nor has the Company decided not to renew any Program Agreement. To the knowledge of the Company, no party to a Program Agreement or Third Party Payor Contract or other Governmental Entity has threatened revocation, suspension, termination, probation, restriction, limitation or nonrenewal affecting any Program Agreement or Third Party Payor Contract.

Section 4.7 Health Care Regulatory.

(a) There is no pending, or to the knowledge of the Company, threatened exclusion, revocation, suspension, termination, probation, restriction, limitation or nonrenewal affecting the Company or any Company Entity’s participation or enrollment in any of the Programs or Third Party Payor Contracts. Neither the Company nor any Company Entity has received oral or written notice that the Company or such Company Entity is currently the subject of any investigation, inquiry or proceeding by any Governmental Entity (or any Governmental Entity’s designated agent or agents), nor, to the knowledge of the Company, is there any reasonable grounds to anticipate the commencement of any investigation, inquiry or proceeding by any Governmental Entity. No written notice of any violation, asserted deficiency or other irregularity has been received by the Company or any Company Entity from any Governmental Entity (or any Governmental Entity’s designated agent or agents) that would directly or indirectly, or with the passage of time:

(i) affect the Company’s or any Company Entity’s ability to treat patients, furnish, claim, bill and receive reimbursement relating to health care products or services rendered to patients or health care professionals, providers or suppliers, or

(ii) result in the imposition of any fine, penalty, sanction, or lower reimbursement rate for items or services furnished by such Company Entity.;

(b) There are no material Program, Third Party Payor or other claim or reimbursement audits or appeals relating to the Company or any Company Entity, except for those that occur in the ordinary course of business. For purposes of this Section 4.7(b) only, a material claim, reimbursement audit or appeal shall include any current, pending or outstanding claim, reimbursement audit or appeal that is reasonably expected to result in a recoupment or offset to, or other recovery from, the Company or any Company Entity in excess of $100,000, individually, or all claims, reimbursement audits or appeals taken together with all other related claims, reimbursement audits or appeals that are reasonably expected to result in such recoupments, offsets or other recoveries of $250,000 or more in the aggregate.

(c) To the knowledge of the Company, there are no current or pending payment or reimbursement withholds, payment recoupments or suspensions by any Program or Third Party Payor relating to the Company or any Company Entity or to the health care items or services furnished by the Company or any Company Entity, other than payment or reimbursement withholds, or payment recoupments that are ordinary course adjustments to correct non-continuing, non-systemic errors and which, when taken together, are immaterial.

Section 4.8 Medicare, Medicaid; Company’s Legal and Billing Compliance.

(a) Activities and Contractual Relationships. To the knowledge of the Company, neither the Company nor any Company Entity has engaged in any activity or contractual relationship or omitted to take required action, such as the filing or submission of any claim for reimbursement, report or other documentation (i) in violation of any applicable federal, state or local law, rule or regulation including the Federal False Claims Act (31 U.S.C. Section 3729 et seq.), the Federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7b), the Stark anti-referral amendments (Section 1877 of the Social Security Act; 42 U.S.C. Section 1395nn), the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104 191,110 Stat. 1936

(1996) (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), or, the Fraud and Abuse provisions of Section 1128B of the Social Security Act, or any directives, rules or regulations thereunder promulgated by the HHS or any Governmental Entity, or any comparable self-referral or fraud and abuse laws, directives and regulations promulgated by any other federal, state or local agency, or (ii) which has resulted, or would reasonably be expected to result, in the over utilization of health care services by patients or improper denial of health care services to patients.

(b) Compliance with Healthcare Laws. To the knowledge of the Company, neither the Company, nor any Company Entity nor any of their respective officers or directors, acting on behalf of or for the Company or any Company Entity, is a party to any contract, lease or other agreement or arrangement, direct or indirect, including, but not limited to, any joint venture or consulting agreement, with any physician, hospital, nursing facility, home health agency, hospice or other Person which is in a position to make or influence referrals to or otherwise generate business for the Company or any Company Entity that violates (i) 42 U.S.C. § 1320a-7b(b) (the Federal Anti-Kickback statute) or (ii) 42 U.S.C. § 1395nn (the Stark anti-referral amendments).

(c) Inappropriate Payments. To the knowledge of the Company, neither the Company, any Company Entity, nor any officer, director, employee or agent acting on behalf of or for the benefit of any thereof, has, directly or indirectly: (i) paid any remuneration, in cash or in kind, to, or made any financial arrangements with, any past or present customers, past or present suppliers, contractors, referral sources or Third Party Payors to obtain business or payments from such Person, other than in compliance with applicable Laws; (ii) given any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, referral source, Third Party Payor or any other Person in violation of any applicable Law; or (iii) made any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent, where the contribution, payment or gift is or was illegal under applicable Laws.

(d) Compliance with Billing Practices. All billing practices by the Company and the Company Entities to the Programs and all Third Party Payors are and have been in compliance with all applicable Laws, regulations and policies of all such Third Party Payors and Programs. The Company and each Company Entity have filed all reports required to be filed in connection with all Medicare and Medicaid programs due on or before the date hereof, which reports are complete and correct in all respects. The Company and Company Entities have received no notice of, and to the knowledge of the Company, there are no claims, actions, payment reviews or (other than those that occur in the ordinary course of business or that are set forth in Section 4.8(d) of the Company Disclosure Letter) appeals pending or threatened by or before any commission, board or agency, including any intermediary or carrier, the Administrator of CMS, or any applicable state program, with respect to any Medicare or Medicaid claims filed by the Company or any Company Entity on or before the date hereof; and to the knowledge of the Company, no validation review or program integrity review related to the Company, any Company Entity or their respective facilities has been conducted by any commission, board or agency in connection with the Medicare or Medicaid programs, and no such reviews are scheduled, pending or, to the knowledge of the Company, threatened against or affecting the Company, any Company Entity or their respective facilities or the consummation of the Transactions.

(e) Accreditations. To the knowledge of the Company, each Company Entity holds all accreditations necessary or required by applicable Laws or Governmental Entity for the operation of the business as currently conducted by the Company and each Company Entity (individually, a “Company Accreditation” and collectively, the “Company Accreditations”). There are no pending or, to the knowledge of the Company, threatened suits or proceedings that would reasonably be expected to result in a suspension, revocation, restriction, amendment or nonrenewal of any Company Accreditation, and to the knowledge of the Company, no event that (whether with notice or lapse of time or both) would result in a suspension, revocation, restriction, amendment or nonrenewal of any Company Accreditation has occurred. To the knowledge of the Company, each Company Entity is in compliance with the terms of the Company Accreditations.

(f) Reimbursement Approvals. The Company and each Company Entity hold all Reimbursement Approvals necessary or required by applicable Laws or Governmental Entity for the operation of the business as currently conducted by the Company and each Company Subsidiary. Section 4.8(f) of the Company Disclosure Letter sets forth all such Reimbursement Approvals held by the Company and the Company Entities as of the Closing Date or for which the Company or any Company Entity has applied (individually, a “Company Reimbursement Approval” and collectively, the “Company Reimbursement Approvals”). There are no pending or, to the knowledge of the Company, threatened suits or proceedings that have or would reasonably be expected to result in the suspension, revocation, restriction, amendment or nonrenewal of any Company Reimbursement Approvals, and to the knowledge of the Company, no event that (whether with notice or lapse of time or both) would reasonably be expected to result in a suspension, revocation, restriction, amendment or nonrenewal of any Company Reimbursement Approval has occurred. To the knowledge of the Company, each of the Company and each Company Entity is in compliance with the terms of the Company Reimbursement Approvals to which it is subject.

(g) Surveys, Audits and Investigations. Section 4.8(g) of the Company Disclosure Letter sets forth a list of all notices received since January 1, 2005 of non-compliance, requests for remedial action, return of overpayment or imposition of fines (whether ultimately paid or otherwise resolved) by any Governmental Entity or pursuant to Company Permit, Company Accreditation or Company Reimbursement Approvals prior to the date hereof (the “Health Care Audits”), other than notices of ordinary course overpayments and/or notices advising of routine payor audits. For purposes of this Agreement, a routine payor audit is considered to be an audit that requests records for identified patients during a limited period of time or pursuant to a random audit program instituted by a Third Party Program or Payor, but does not include an audit that identifies any specific area of review. The Company and each Company Entity has prepared and submitted timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to any surveys performed by any Governmental Entity and any Health Care Audits and has implemented all of the corrective actions described in such corrective action plans. Neither the Company nor any Company Entity has any (i) uncured deficiency which would reasonably be expected to lead to the imposition of a fine, cost penalty or other similar remedy or (ii) other than ordinary course adjustments, existing accrued unpaid indebtedness to any Governmental Entity, or to any Program or Third Party Payor, including Medicare or Medicaid.

(h) Medicare, Medicaid Fraud. Neither the Company nor any Company Entity has been charged, convicted or indicted for a Federal Health Care Program or state health care program related offense, nor has the Company or any Company Entity or any of their respective officers or directors, or, to the knowledge of the Company, any holder of at least five percent (5%) of the equity of the Company or any Company Entity been debarred, excluded or suspended from participation in Medicare, Medicaid or any other federal or state health program or been subjected to any order or consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related thereto. To the knowledge of the Company, neither the Company nor any Company Entity has arranged or contracted with (by employment or otherwise) any Person that is excluded or suspended from participation in a federal or state health care program for the provision of items or services for which payment may be made under such federal health care program. Neither the Company nor any Company Entity is party to any corporate integrity or other similar agreements with any Governmental Entity. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)) of the Company or any Company Entity has been excluded from the Programs or any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)), been subject to sanction pursuant to 42 U.S.C. §§ 1320a-7a or 1320a-8 (or similar statutes), or been convicted of a crime described at 42 U.S.C. § 1320a-7b (or similar statute), nor to the knowledge of the Company is any such exclusion, sanction or conviction threatened or pending. Neither the Company nor any Company Entity has been excluded from the Programs or any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)) or state health care program as a result of any civil or criminal wrongdoing.

(i) HIPAA Requirements. To the knowledge of the Company, the Company and each Company Entity is in compliance with HIPAA, as amended by HITECH, including the federal privacy regulations as contained in 45 C.F.R. Part 164 (the “Federal Privacy Regulations”), the federal security standards as contained in 45 C.F.R. Part 142 (the “Federal Security Regulations”), and the federal standards for electronic transactions contained in 45 C.F.R. Parts 160 and 162, all collectively referred to herein as “HIPAA Requirements”. To the knowledge of the Company, no Company Entity has used or disclosed any “Protected Health Information,” as defined in 45 C.F.R. § 164.504, or “Individually Identifiable Health Information,” as defined in 42 U.S.C. § 1320d, other than as permitted by HIPAA requirements and the terms of this Agreement. Each Company Entity has made its internal practices, books and records relating to the use and disclosure of Protected Health Information available to, if and as requested by, the Secretary of Health and Human Services to the extent required for determining compliance with the Federal Privacy Regulations. Each component of the Company or any Company Entity that is a health plan, healthcare clearinghouse or healthcare provider, as such terms are defined in the Federal Privacy Regulations (each a “Covered Entity”), is in compliance with HIPAA, the Federal Privacy Regulations, the Federal Security Regulations or applicable state privacy laws. True and complete copies of each Covered Entity’s policies relating to the privacy of its patients’ Protected Health Information (as defined in 45 C.F.R. § 164.504) have been made available to the Parent. An accurate copy of each Covered Entity’s privacy notice and any policy relating thereto, or the most recent draft thereof, has been furnished or made available to the Parent. An accurate and complete list of all material, individually or in the aggregate, unresolved HIPAA-related complaints filed against or with a Covered Entity is provided in Section 4.8(i) of the Company Disclosure Letter.

(j) Health Care Licenses. To the knowledge of the Company, the Company and each Company Entity hold all health care licenses, permits and registrations necessary or required by applicable Law or Governmental Entity for the operation of the health care business as currently conducted by the Company, any Company Subsidiary or any branch (“Health Care Licenses”). Section 4.8(j)(i) of the Company Disclosure Letter sets forth all such Health Care Licenses held by the Company or the Company Entities and separately identifies those for which the Company or a Company Entity has applied (individually, a “Company Health Care License” and collectively, the “Company Health Care Licenses”). There are no pending or, to the knowledge of the Company, threatened suits or proceedings that would reasonably be expected to result in the suspension, revocation, restriction, amendment or nonrenewal of any Company Health Care License, and to the knowledge of the Company, no event which (whether with notice or lapse of time or both) would reasonably be expected to result in a suspension, revocation, restriction, amendment or nonrenewal of any Company or Company Entity Health Care License has occurred. The Company and each Company Entity is in compliance with the terms of each Company Health Care License. No Governmental Entity is required to give approval of a change of ownership or be notified of a change of ownership of any Company or Company Entity Health Care License prior to Closing except as set forth in Section 4.8(j)(ii) of the Company Disclosure Letter. All parties acknowledge that the business of the Company and the Company Entities is health care.

Section 4.9 FDA and Related Matters.

(a) The businesses of each of the Company and the Company Entities are being conducted in compliance with all Laws, including (i) the FDCA, as amended, including the rules and regulations promulgated thereunder; (ii) federal Medicare and Medicaid statutes and related state or local statutes or regulations; (iii) any comparable foreign Laws for any of the foregoing, including laws and regulations promulgated under the Medical Device Directive in the European Union (the “MDD”); (iv) federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et. seq., and any comparable state or local Laws) and (v) state licensing, disclosure and reporting requirements; except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) All pre-clinical and clinical investigations conducted or sponsored by the Company or any of the Company Entities are being conducted in compliance in all material respects with all applicable Laws administered or issued by the applicable Regulatory Authorities, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 812, 814 and 820 of the Code of Federal Regulations, and (iii) federal and state Laws restricting the use and disclosure of individually identifiable health information. Neither the Company nor any of the Company Entities has received any written information from the FDA or any agency of a European Union Member State with jurisdiction over the marketing, sale, use handling and control, safety, efficacy, reliability, or manufacturing of medical devices which would reasonably be expected to lead to the denial of any application for marketing approval currently pending before the FDA or such other Regulatory Authority.

(c) Section 4.9(c) of the Company Disclosure Letter sets forth a true and complete list of all Regulatory Authorizations from the FDA owned by the Company or any Company Entity or held by any Person that manufactures, develops or distributes the Products pursuant to a development, commercialization, manufacturing, supply or other collaboration arrangement with the Company or any Company Entity used in the conduct of the Company’s business, and there are no other Regulatory Authorizations required for the Company or the Company Entities in connection with the conduct of the Company’s business as currently conducted. All such Regulatory Authorizations owned by the Company or any Company Entity are, and to the knowledge of the Company all other Regulatory Authorizations are, in all material respects, (i) in full force and effect, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all formal filing and maintenance requirements, and (iv) in good standing, valid and enforceable.

(d) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Regulatory Authority by the Company and the Company Entities have been so filed, maintained or furnished. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that, to the knowledge of the Company, no liability exists with respect to such filing. Neither the Company nor any of the Company Entities, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Entities, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Regulatory Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor any of the Company Entities, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Entities, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor any of the Company Entities, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Entities, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law.

(e) As to each product or product candidate subject to the FDCA and the regulations of the FDA promulgated thereunder, the MDD or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed and/or marketed by or on behalf of the Company or any of the Company Entities (each such product or product candidate, a “Medical Device”), each such Medical Device is being or has been developed, manufactured, tested, distributed and/or marketed in compliance with all applicable requirements under the FDCA and the regulations of the FDA promulgated thereunder, the MDD and similar Laws, including those relating to investigational use, premarket clearance or marketing approval to market a Medical Device, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping, filing of reports and security, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Entities has, since January 1, 2005 received any FDA Form 483, notice of adverse finding, notices, untitled letters or other correspondence or notice from the FDA or any other Regulatory Authority and to the Company’s knowledge there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall), in each case (i) contesting the investigational device exemption, premarket clearance or approval of, the uses of or the labeling or promotion of any Medical Device or (ii) otherwise alleging any violation applicable to any Medical Device by the Company or any of the Company Entities of any Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) The Company and the Company Entities have not received any written notices, correspondence or other communication from the FDA or any other Regulatory Authority since January 1, 2005 requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or the Company Entities, or in which the Company or the Company Entities have participated.

(g) Since January 1, 2005, the Company and the Company Entities have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product. The Company and the Company Entities are not aware of any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or the Company Entities, (ii) a change in the marketing classification or a material change in the labeling of any such products, or (iii) a termination or suspension of the marketing of such products.

(h) To the Company’s knowledge, no data generated by the Company or any of the Company Entities with respect to their products that has been provided to its customers or otherwise made public is the subject of any regulatory or other action, either pending or threatened, by any Regulatory Authority relating to the truthfulness or scientific adequacy of such data.

(i) Neither the Company nor any of the Company Entities has received any written notice that the FDA or any other Regulatory Authority has (i) commenced, or threatened to initiate, any action to withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any Medical Device, (ii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Medical Device or (iii) commenced, or threatened to initiate, any action to enjoin the manufacture or distribution of any

Medical Device produced at any facility where any Medical Device is manufactured, tested, processed, packaged or held for sale.

(j) No product manufactured and/or distributed by the Company or any of the Company Entities is (i) adulterated within the meaning of 21 U.S.C. § 351 (or any similar Law), (ii) misbranded within the meaning of 21 U.S.C. § 352 (or any similar Law) or (iii) a product that is in violation of 21 U.S.C. §§ 360 or 360e (or any similar Law), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k) The Company and the Company Entities have made available to Parent complete and accurate copies of all Regulatory Authorizations and regulatory dossiers relating thereto, all serious adverse event reports, periodic adverse event reports and other pharmacoviligence reports and data, and all other material Regulatory Authority communications, documents and other information submitted by the Company or any Company Entity to or received by the Company or any Company Entity from the FDA, including inspection reports, warning letters and similar documents, relating to the Company or any Company Entity or the conduct of their business.

Section 4.10 SEC Filings; Financial Statements.

(a) The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2007 (together with all exhibits, financial statements and schedules thereto, all information incorporated by reference and any documents filed with or furnished to the SEC on a voluntary basis, the “Company SEC Reports”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Company SEC Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with applicable Law, including the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to such Company SEC Report. None of the Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains, and any Company SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments). The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated financial position of the Company and the Company Entities, at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of the Company and the Company Entities for the periods indicated, subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments.

(c) Neither the Company nor any Company Entity has any Liability (as defined below) except for (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of December 31, 2009 in the Company SEC Reports, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2009, (iii) Liabilities that are disclosed in the Company SEC Reports, (iv) Liabilities incurred in connection with this Agreement and the Transactions, and (v) Liabilities that are not, individually or in the aggregate, material to the Company and the Company Entities, taken as a whole. As used in this Agreement, the term “Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(d) Each of the Company Entities constitutes a consolidated entity of the Company for purposes of preparing the Company’s consolidated financial statements in accordance with GAAP. The Company has analyzed the status of each Company Entity under GAAP and the interpretations of the Financial Accounting Standards Board (“FASB”) and similar interpretations promulgated thereunder, including in consideration of the principles in the FASB Accounting Standards Codification Topic 810, “Consolidation”, and has concluded (which conclusion has not been modified or rescinded) that each such Company Entity constitutes a consolidated entity of the Company for all purposes thereunder, and the Company has no reason to believe, and has received no notice to the effect that, the Company’s independent auditors disagree with any such conclusion.

(e) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any Company Entity has any outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(i) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.

(ii) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(iii) Neither the Company nor any of the Company Entities is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of the Company Entities, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Entities in the Company’s or such Company Entity’s published financial statements or other Company SEC Reports.

(iv) Since January 1, 2007, the Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3, as in effect on the date hereof.

(f) No Company Entity is, or has at any time since January 1, 2007 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

Section 4.11 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2009 and through the date hereof, each of the Company and the Company Entities has conducted its respective business or businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any change, effect, event, occurrence, state of facts, circumstances or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as contemplated by this Agreement, since December 31, 2009 and through the date hereof, there has not been (i) any material change in accounting methods, principles or practices employed by the Company or any Company Entity, other than as required by Law or GAAP or (ii) any action of the types described in Section 6.1(b) which, had such action been taken after the date of this Agreement, would be in violation of such Section.

Section 4.12 Taxes.

(a) Each of the Company, the Company Subsidiaries, and the Company Managed Service Providers has duly filed all Tax Returns required to be filed by it (except to the extent that any failures to file, taken together, have not had and are not reasonably expected to have a Company Material Adverse Effect), and all such Tax Returns are true, complete and accurate in all material respects. Each of the Company, the Company Subsidiaries, and the Company Managed Service Providers has paid (or there has been paid on its behalf) (i) all material Taxes due and payable by it, except for those Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements included in the Company SEC Reports in accordance with GAAP. There are no Liens for any Taxes upon the assets of the Company, the Company Subsidiaries, or the Company Managed Service Providers other than (A) statutory Liens for Taxes not yet due and payable and (B) Liens for Taxes contested in good faith by appropriate proceedings.

(b) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy currently in existence with respect to any Taxes or Tax Return of the Company or any of the Company Subsidiaries or Company Managed Service Providers. None of the Company, the Company Subsidiaries, and the Company Managed Service Providers has received notice of any claim made by a Governmental Entity in a jurisdiction where the Company, any of the Company Subsidiaries, or any of the Company Managed Service Providers, as applicable, does not file a Tax Return, that the Company or such Company Subsidiary or Company Managed Service Provider is or may be subject to taxation by that jurisdiction. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company, the Company Subsidiaries, or the Company Managed Service Providers and no power of attorney granted by the Company, any of the Company Subsidiaries, or any of the Company Managed Service Providers with respect to any Taxes is currently in force.

(c) Each of the Company Managed Service Providers is and has always been properly classified as a partnership for United States federal income tax purposes.

(d) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(e) None of the Company, the Company Subsidiaries and the Company Managed Service Providers has participated, within the meaning of Treasury Regulation Sections 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in

Section 6111 and 6112 of the Code) in (A) any “reportable transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code, (B) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code or (C) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(f) Each of the Company, the Company Subsidiaries, and the Company Managed Service Providers have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(g) None of the Company, the Company Subsidiaries, and the Company Managed Service Providers has any liability for any amount of Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(h) None of the Company, the Company Subsidiaries, and the Company Managed Service Providers has since January 1, 2007 (A) changed an annual accounting period or changed any accounting method, (B) settled any material Tax claim or assessment, or (C) received a Tax ruling or entered into a closing agreement with any taxing authority.

(i) As used in this Agreement (A) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties and (B) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 4.13 Litigation.

(a) There is no claim, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding (“Litigation”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company Entities or any of their respective assets which, individually or in the aggregate, has had or, if adversely determined, would reasonably be expected to have, a Company Material Adverse Effect.

(b) There is no Order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation by, any Governmental Entity involving the Company or any of the Company Entities or any of their respective assets that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect.

Section 4.14 Product Liability and Recalls.

(a) Neither the Company nor any Company Entity has received notice of, nor is there ongoing, any product liability Litigation involving the Company or any Company Entity and, to the knowledge of the Company, no such Litigation has been threatened against the Company or any Company Entity relating to any of the Products or any other product or product candidate developed, tested, manufactured, marketed, distributed or sold by the Company or any Company Entity since January 1, 2007, and to the knowledge of the Company, there does not exist any state of facts or circumstances that would reasonably be expected to give rise to any product liability Litigation. There is no Order outstanding against the Company or any Company Entity relating to product liability Litigation.

(b) Since January 1, 2007, there has been no recall of products conducted by the Company or any Company Entity with respect to any product developed, tested, manufactured (or to be manufactured), marketed, distributed or sold by or on behalf of the Company or any Company Entity.

Section 4.15 Material Contracts.

(a) Except for (1) any Contract filed or listed as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and (2) those Contracts set forth in Section 4.15(a) of the Company Disclosure Letter, neither the Company nor any Company Entity is party to any Company Material Contract. For the purposes of this Agreement, “Company Material Contract” shall mean the following (including any series of one or more related Contracts):

(i) Any Contract (or group of related Contracts) (x) for the furnishing of services or the sale of products which involves consideration in excess of $100,000 in any twelve (12) month period or (y) for the receipt of services by a third party or for the purchase of raw materials, commodities, supplies, products, or other personal property, which involves payment by the Company or any Company Entity of consideration in excess of $100,000 in any twelve (12) month period or which the Company reasonably expects will involve payment by the Company or any Company Entity of consideration in excess of $100,000 in any future twelve (12) month period during the term of such agreement;

(ii) Any Contract (or group of related Contracts) under which the Company or any Company Entity is a lessor of any equipment, machinery, vehicle or other tangible personal property to any other Person (including a Company Managed Service Provider) which requires future annual payments in excess of $100,000;

(iii) Any Contract (or group of related Contracts) under which the Company or any Company Entity is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a third Person which requires future annual payments in excess of $100,000;

(iv) Any Contract under which the Company or any Company Entity is a lessee, sub-lessee, lessor or sub-lessor of real property;

(v) Any Contract pursuant to which the Company or any Company Subsidiary has entered into a partnership, joint venture or other similar arrangement (including any Company Managed Service Provider arrangement) with any Person other than the Company or a wholly-owned Company Subsidiary;

(vi) Any severance agreement and any employment or other Contract with an employee or former employee, officer or director of the Company or any Company Entity providing for aggregate compensation in excess of $100,000 in any twelve (12) month period (other than any unwritten Contract for the employment of any such employee or former employee implied at law);

(vii) Except as contemplated by the budget attached as Section 4.15(a)(vii) of the Company Disclosure Letter, any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $100,000;

(viii) Any Contract entered into other than in the ordinary course of business containing covenants of the Company or any Company Entity (A) to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, is less than $100,000 or (B) containing covenants of the Company or any Company Entity not to (or otherwise restricting or limiting the ability of the Company or any Company Entity to) compete in any line of business or geographic or therapeutic area, including any covenant not to compete with respect to the provision of services or the development, testing, manufacture, marketing, distribution, sale or maintenance of the Products or any other product;

(ix) Any Contract requiring aggregate future payments or expenditures and relating to Cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(x) All Contracts pursuant to which the Company or any Company Entity (i) is granted or obtains any right to use any Intellectual Property (other than Contracts granting rights to use readily available shrink wrap or click wrap Software having an acquisition price of less than $50,000 in the aggregate for all such related Contracts), (ii) is restricted in its right to use or register any Intellectual Property, or (iii) permits any other Person to use, enforce or register any Intellectual Property, including license agreement, coexistence agreements, and covenants not to sue (“IP Contracts”);

(xi) Any indenture, mortgage, loan or credit Contract under which the Company or any Company Entity has outstanding indebtedness in a principal amount in excess of $100,000 or any outstanding note, bond, indenture or other evidence of Indebtedness in a principal amount in excess of $100,000 for borrowed money or otherwise, or guaranteed outstanding indebtedness for money borrowed by others;

(xii) Any material Contract (including guarantees) between the Company and any Company Entity, other than any Contract relating to the operation of the Company and the Company Entities in the ordinary course;

(xiii) Any Contract which requires future payments by the Company or any Company Entity in excess of $100,000 per annum containing “change of control” or similar provisions;

(xiv) Any Contract entered into since January 1, 2006 relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of stock or assets or otherwise);

(xv) Any Contract entered into other than in the ordinary course of business that (A) involves aggregate payments by or to the Company or any Company Entity in excess of $100,000 per annum, other than a purchase or sales order or other Contract entered into in the ordinary course of business consistent with past practice or (B) by its terms does not terminate within one (1) year after the date of such Contract and is not cancelable during such period without penalty or without payment;

(xvi) Any Contract the termination or breach of which, or in respect of which the failure to obtain any consent required in connection with any of the Transactions, is reasonably likely to have a Company Material Adverse Effect;

(xvii) Any Contract that imposes any material confidentiality, standstill or similar obligation on the Company or any Company Entity;

(xviii) Any Contract that contains a right of first refusal, first offer or first negotiation;

(xix) Any Contract pursuant to which the Company or any Company Entity has granted any exclusive marketing, sales representative relationship, franchising, consignment or distribution right to any third party; and

(xx) Any Contract that required during the last twelve (12) months or that is reasonably expected to require, in the future, payments from the Company or any Company Entity to any person or organization who, to the knowledge of the Company, has made referrals to Company or any Company Entity.

To the knowledge of the Company, all Company Material Contracts are valid and in full force and effect and, to the knowledge of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (x) they have previously expired or terminated in accordance with their terms, and (y) any failures to be in full force and effect which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any Company Entity, nor, to the knowledge of the Company, any counterparty to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations or defaults which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any Company Material Contract which has had or is reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any Company Entity (i) is a party to any voting agreement with respect to the voting of any securities of the Company or (ii) has any contractual obligation to file a registration statement under the Securities Act, in respect of any securities of the Company or any Company Entity.

Section 4.16 Affiliate Transactions. Except as disclosed in Section 4.16 of the Company Disclosure Letter, there are no Contracts relating to transactions (other than related to continuing employment and benefit matters) between the Company or any Company Entity, on the one hand, and any officer, director, manager thereof, or any equity-holder holding at least five percent (5%) of the voting power of the Company, or at least ten percent (10%) of the voting power of any Company Entity, or any member of the immediate family of such officer, director, manager or equity-holder, or any Person controlled by such officer, director, manager or equity-holder on the other hand or any of their respective Affiliates (other than agreements related to their employment). To the knowledge of the Company, no director or officer of the Company or any Company Entity owns directly or indirectly on an individual or joint basis any interest (other than passive investments in publicly traded securities) in, or serves as an officer or director of, any supplier or other organization which has a material business relationship with the Company or any Company Entity.

Section 4.17 Employee Benefit Plans.

(a) Section 4.17(a)(i) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (sometimes referred to individually as a “Company Pension Plan” and collectively as the “Company Pension Plans”), all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (sometimes referred to individually as a “Company Welfare Plan” and collectively as the “Company Welfare Plans”), and each vacation or paid time off, severance, termination, retention, change in control, employment, incentive compensation, performance, profit sharing, stock-based, stock-related, stock option, fringe benefit, perquisite, stock purchase, stock ownership, phantom stock and deferred compensation plan, arrangement, agreement and understanding and other compensation, benefit and fringe benefit plans, arrangements, agreements and understandings, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to, by the Company, any Company Entity or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (each, a “Commonly Controlled Entity”), in each case, providing benefits to any Company Participant, but not including the Company Benefit Agreements (all such plans, arrangements, agreements and understandings, including any such plan, arrangement, agreement or understanding entered into or adopted on or after the date of this Agreement, collectively, “Company Benefit Plans”). Section 4.17(a)(ii) of the Company Disclosure Letter sets forth a list, as of the date hereof, of (i) each employment, deferred compensation, change in control, severance, termination, employee benefit, loan or indemnification agreement between the Company or any Company Entity, on the one hand, and any Company Participant, on the other hand, and (ii) each contract between the Company or any Company Entity, on the one hand, and any Company Participant, on the other hand (all such contracts under the foregoing clauses (i) and (ii), including any contract which is entered into on or after the date of this Agreement, collectively, “Company Benefit Agreements”).

(b) The Company has made available to Parent true and complete copies of (i) each Company Benefit Plan and each Company Benefit Agreement (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a written summary of the material provisions of such plan or agreement) in effect on the date hereof, (ii) the most recent report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan in effect on the date hereof, to the extent any such report was required by applicable Law, (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required by applicable Law and (iv) each currently effective trust agreement or other funding vehicle relating to any Company Benefit Plan or Company Benefit Agreement. Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code. With respect to any Company Welfare Plan or any Company Benefit Agreement that is an employee welfare benefit plan, (A) no such Company Welfare Plan or Company Benefit Agreement is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (B) each such Company Welfare Plan and Company Benefit Agreement that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law and (C) to the knowledge of the Company, each such Company Welfare Plan and Company Benefit Agreement (including any such plan or agreement covering retirees or other former employees) may be amended or terminated without material liability to the Company or any Company Entity on or at any time after the Effective Time. No Company Welfare Plan or Company Benefit Agreement that is an employee welfare benefit plan as defined under ERISA Section 3(1) provides benefits to, or on behalf of, any former employee after the termination of employment except (1) where the full cost of such benefit is borne entirely by the former employee (or his eligible dependents or beneficiaries) or (2) where the benefit is required by Section 4980B of the Code.

(c) (i) Each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code.

(ii) All material contributions, including participant contributions, and benefit payments required under each Company Benefit Plan and Company Benefit Agreement have been made in full on a timely and proper basis pursuant to the terms of such plan or agreement and applicable Law.

(iii) No Company Participant has received or is reasonably expected to receive any payment or benefit from the Company or any Company Entity that would be nondeductible pursuant to Section 162(m) of the Code or any other applicable Law, except as otherwise set forth in Section 4.17(c)(iii) of the Company Disclosure Letter.

(iv) Each Company Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service or an application therefor with respect to all material and applicable tax Law changes to the effect that such Company Pension Plan currently is qualified and exempt from income Taxes under Section 401(a) of the Code and the trust relating to such plan is exempt from income Taxes under Section 501(a) of the Code, and no such determination letter has been revoked or threatened, and, to the knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that is reasonably expected to affect the qualification of such Company Pension Plan adversely or materially increase the costs relating thereto or require security under Section 307 of ERISA.

(v) The Company has made available to Parent a copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter and a complete and accurate list of all amendments to any Company Pension Plan in effect as of the date hereof as to which a favorable determination letter has not yet been received.

(vi) There are no understandings, agreements or undertakings, written or oral, with any Person (other than pursuant to the express terms of the applicable Company Benefit Plan or Company Benefit Agreement) that are (pursuant to any such understandings, agreements or undertakings) reasonably expected to result in any material liabilities if such Company Benefit Plan or Company Benefit Agreement were amended or terminated upon or at any time after the Effective Time or that would prevent any unilateral action by the Company (or, after the Effective Time, Parent) to effect such amendment or termination.

(vii) Prior to the date hereof, the Compensation Committee of the Company Board (each member of which was an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of such action) took the 14d-10 Safe Harbor Steps in connection with approving the Employment Agreements, and none of such 14d-10 Safe Harbor Steps has been rescinded or modified.

(viii) Only officers, directors, employees and former employees of the Company or any Company Entities who are required to be covered under Section 4980B of the Code are eligible for compensation or benefits under the terms of each Company Benefit Plan and Company Benefit Agreements, and, to the knowledge of the Company, each individual who is classified by the Company or any Company Entity as an “employee” or as an “independent contractor” is properly so classified.

(d) Each Company Benefit Plan and each Company Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code subject to Section 409A of the Code is, and has been operated in such manner as to be, in material compliance with Section 409A of the Code.

(e) Neither the execution and delivery of this Agreement or the consummation of the Transactions (either alone or in conjunction with any other event) will, except as otherwise set forth in Section 4.17(e) of the Company Disclosure Letter, (i) entitle any current or former employee, officer, director or consultant of the Company or any Company Entity (each, a “Company Participant”) to enhanced severance or termination pay, change in control or similar payments or benefits, (ii) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any Company Participant, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Company Benefit Plan or Company Benefit Agreement or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement. Except as set forth in Section 4.17(e) of the Company Disclosure Letter, notwithstanding any oral or written representation to the contrary, no Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(f) Except as otherwise set forth in Section 4.17(f)(i) of the Company Disclosure Letter, no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions (alone or in combination with any other event) by any Company Participant who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan, Company Benefit Agreement or other compensation arrangement would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). With respect to each Person set forth in Section 4.17(f)(ii) of the Company Disclosure Letter (each a “Primary Company Executive”) of the Company Disclosure Letter sets forth (i) a complete and accurate list of the Company’s reasonable, good faith estimate of the maximum amount that could be received (whether in cash or property or the vesting of property, and including the amount of any Tax gross up) by each Primary Company Executive as a result of any of the Transactions (alone or in combination with any other event) under all Company Benefit Agreements and Company Benefit Plans and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive, estimated as of the date of Closing.

Section 4.18 Labor and Employment Matters.

(a) The Company and the Company Entities are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements or any other labor-related agreements that pertain to any of the employees of the Company or the Company Entities; and no employees of the Company or the Company Entities are represented by any labor organization with respect to their employment with the Company or the Company Entities.

(b) No labor union, labor organization, works council, or group of employees of the Company or the Company Entities has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company and the Company Entities have no knowledge of any labor union organizing activities with respect to any employees of the Company or the Company Entities since January 1, 2005.

(c) From January 1, 2005, there has been no actual or, to the knowledge of the Company or the Company Entities, threatened material labor arbitrations, material grievances, labor disputes, strikes, lockouts, walkouts, slowdowns, work stoppages, or picketing by any employee of the Company or the Company Entities, against or affecting the Company or the Company Entities.

(d) The Company and the Company Entities are in compliance in all material respects with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(e) The Company and the Company Entities are not delinquent in any respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, except where such delinquency would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, no employee of the Company or any Company Subsidiary is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or the Company Entities or (ii) to the knowledge or use of trade secrets or proprietary information, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) The Company and the Company Entities have no knowledge that any of the current employees at or above the level of Vice-President intends to terminate his or her employment.

(h) The Company and the Company Entities are and have been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state, provincial or local Law relating to plant closings and layoffs (collectively, the “WARN Act”).

(i) Neither the Company or any Company Entities is or has been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

Section 4.19 Real Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by the Company or any of the Company Entities (the “Owned Real Property”). Each of the Company or any of the Company Entities, as applicable, has good, valid and marketable fee simple title to the Owned Real Property subject only to Permitted Encumbrances and except as set forth on Section 4.19(a) of the Company Disclosure Letter, has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. True and complete copies of (i) all deeds, title insurance policies and surveys relating to the Owned Real Property and (ii) all documents evidencing all Liens upon the Owned Real Property shall be furnished to Parent pursuant to Section 6.2(a) hereof. There are no proceedings, claims, disputes or conditions affecting any Owned Real Property that might curtail or interfere with the use of such Owned Real Property. Neither the whole nor any portion of the Owned Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor has any such condemnation, expropriation or taking been proposed. Neither the Company nor any of the Company Entities have received any notice of, or other writing referring to, any requirements or recommendations by any insurance company that has issued a policy covering any part of the Owned Real Property or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any part of the Owned Real Property, which repair or work has not been completed. The Company and the Company Entities have obtained all appropriate certificates of occupancy, licenses, easements and rights of way, including proofs of dedication, required to use and operate the Owned Real Property in the manner in which the Owned Real Property is currently being used and operated. True and complete copies of all such certificates, permits and licenses shall be furnished to Parent pursuant to Section 6.2(a) hereof. Each of the Company and the Company Entities has all approvals, permits and licenses (including any and all environmental permits and/or pharmacy licenses) necessary to own or operate the Owned Real Property as currently owned and operated, and no such approvals, permits or licenses will be required, as a result of the Transactions, to be issued after the date hereof in order to permit the Company Entity that owns the Owned Real Property, following the Closing, to continue to own or operate the Owned Real Property in the same manner as heretofore. Deeds, title insurance policies, surveys relating to the Owned Real Property, all documents evidencing all Liens upon the Owned Real Property, certificates of occupancy, licenses, easements and rights of way, including proofs of dedication, required to use and operate the Owned Real Property are collectively referred to as the “Owned Real Property Materials”.

(b) Section 4.19(b) of the Company Disclosure Letter sets forth a list of all of the leases, subleases, licenses, occupancy agreements or other instruments or permits pursuant to which the Company or any of the Company Entities holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property (the “Company Leases”) and each parcel of real property in which the Company or any of the Company Entities is a tenant, subtenant or occupant thereunder (the “Leased Real Property”). The Company has delivered or made available to Parent true, correct and complete copies of the Company Leases, including all amendments, supplements and modifications thereto. Except as set forth in Section 4.19(b) of the Company Disclosure Letter, (i) each Company Lease (A) constitutes a valid and binding obligation of the Company or the Company Entity party thereto and (B) is enforceable against the Company or the Company Entity that is a party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), (ii) none of the Company or the Company Entities are in breach or default under any Company Lease, (iii) since December 31, 2009, none of the Company or the Company Entities have received or delivered a written notice of default or objection to any party to any Company Lease to pay and perform its obligations, and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification, cancellation or acceleration of rent under such Company Lease, (iv) the Company or one of the Company Entities, as applicable, holds a good and valid leasehold interest in all Leased Real Property free and clear of all Liens and (v) no brokerage commissions, fees or similar costs or expenses are owed by the Company or any of the Company Entities with respect to any Company Lease.

(c) Except as set forth in Section 4.19(c) of the Company Disclosure Letter, neither the Company nor any Company Entity is a party to any lease, sublease, concession agreement, use and occupancy agreement, assignment or similar arrangement under which the Company or any of the Company Entities is a landlord, sublessor, sublicensor or assignor of any of the Leased Real Property.

Section 4.20 Environmental Matters.

(a) Each of the Company and the Company Entities has been at all times and is in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Environmental Permits required for its operations under applicable Environmental Laws, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the extent that any applicable Environmental Law requires the Company or any Company Entity to have filed applications to renew any such Environmental Permits, the Company and each such Company Entity has filed such applications in accordance with the time periods set forth in such Environmental Law in order to allow continued operation in accordance with the terms of such Environmental Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company and the Company Entities is in compliance with all laws, regulations, directives and requirements relating to or governing (including obtaining any necessary governmental approvals, authorizations and permits) the importation, use, distribution and disposal of any materials, chemicals, equipment and substances within any member state of the European Union, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) There is no pending or, to the knowledge of the Company, threatened Environmental Claim against the Company or any Company Entity under or pursuant to any Environmental Law that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(d) Neither the Company nor any Company Entity has received notice from any Person, including but not limited to any Governmental Entity, alleging that the Company or such Company Entity has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, except with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports. Neither the Company nor any Company Entity has received any requests for information from any Person, including, but not limited to any Governmental Entity, with respect to any matter that could result in liability pursuant to any Environmental Law, including, but not limited to, requests for information pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act, except with respect to such matters that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(e) Neither the Company nor any Company Entity is a party or subject to any Order pursuant to Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(f) There have been no Releases or threatened Releases of Hazardous Substances by the Company or a Company Entity or, to the knowledge of the Company, any third party on or underneath any real property currently or, to the knowledge of the Company, formerly owned, leased, or operated by the Company or any Company Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(g) To the knowledge of the Company, there are no conditions or circumstances, including pending or proposed Environmental Laws or any changes or amendments to existing Environmental Laws or Environmental Permits that would be reasonably likely to require the Company or any Company Entity to incur expenditures or conduct any Cleanup under any current Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(h) There are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or threatened Release of Hazardous Substances, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Entity or against any Person whose liability for any Environmental Claim the Company or any Company Entity has retained or assumed either contractually or by operation of law, or otherwise would reasonably be expected to result in any costs or liabilities under Environmental Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) The Company has provided or made available to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company or any Company Entity regarding environmental matters pertaining to or the environmental condition of the business of the Company or any Company Entity, or the compliance (or noncompliance) by the Company or any Company Entity with any Environmental Laws.

(j) Neither the Company nor any Company Entity is required by any Environmental Law or by virtue of the Transactions, or as a condition to the effectiveness of any Transactions, (i) to perform a site assessment or investigation for Hazardous Substances, or to remove or remediate Hazardous Substances, or (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) to give notice to or receive approval from any Governmental Entity, or (B) to record or deliver to any Person any disclosure document or statement pertaining in any way to environmental matters.

(k) In the ordinary course of business, the Company or the Company Entities, as appropriate, (i) conducts a periodic review of the effect of Environmental Laws on their business, operations and properties, and the Company has identified and evaluated associated costs and liabilities, and any capital or operating expenditures, required for Cleanup, closure of properties or compliance with Environmental Laws, including, but not limited, the impacts of greenhouse gas regulations or restrictions, or the effects on any permit, license or approval, any constraints on operating activities, and any potential liabilities to third parties; and (ii) has conducted environmental investigations of, and has reviewed information regarding, their business, properties and operations, and those of other properties within the vicinity of their businesses, properties and operations; and, on the basis of such reviews, investigations and inquiries, the Company has reasonably concluded that, except as disclosed in the SEC Reports, any costs and liabilities associated with such matters would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or otherwise require disclosure in the SEC Reports.

Section 4.21 Intellectual Property.

(a) Section 4.21(a) of the Company Disclosure Letter sets forth a true and complete list, including the record owner or owners, of all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications and material unregistered Trademarks, and (iii) Copyright registrations and applications and material unregistered Copyrights (including material Software), in each of the foregoing (i), (ii), and (iii), that is owned or exclusively licensed by the Company or any Company Entity in any jurisdiction in the world. The Company and/or Company Entities are the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Intellectual Property owned by the Company or any Company Entity and set forth in Section 4.21(a) of the Company Disclosure Letter, and all such Intellectual Property is subsisting, valid, and enforceable.

(b) The Company or a Company Entity owns or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or held for use for the conduct of its business as currently conducted, and to the knowledge of the Company, as currently proposed to be conducted. The Company or a Company Subsidiary is the record and beneficial owner of, or is licensed to use (in each case free and clear of any Liens) all Intellectual Property that is material to the conduct of the business of the Company and the Company Entities, taken as a whole, as currently conducted.

(c) The IP Contracts are valid and legally enforceable, and free and clear or all Liens. The Company has provided Parent and Merger Sub with access to true and complete copies of all IP Contracts. The Company or any Company Entity have not licensed or sublicensed its rights in any Intellectual Property other than pursuant to the IP Contracts, and no royalties, honoraria or other fees are payable by the Company or any Company Entity for the use of or right to use any Intellectual Property rights, except pursuant to the IP Contracts.

(d) The conduct of the business of the Company and the Company Entities as currently conducted, and the conduct of the business as conducted in the past six (6) years does not misappropriate, infringe, dilute or otherwise violate and has not misappropriated, infringed, diluted or otherwise violated, any Person’s Intellectual Property rights. There has been not been any Litigation asserted or threatened (including in the forms of offers or invitations to obtain a license) in the past six (6) years against the Company or any Company Entity (A) (1) alleging such misappropriation, infringement, dilution or other violation of any Person’s Intellectual Property rights, (2) challenging the Company’s or any Company Entity’s ownership or use of, or the registrability or maintenance of, any Intellectual Property, (3) challenging the validity or enforceability of any Intellectual Property owned or exclusively licensed by the Company or any Company Entity, (4) alleging that the use by the Company or any Company Entity of Intellectual Property licensed to the Company or any Company Entity is in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which the Company or any Company Entity or any of their respective Affiliates acquired the right to use such Intellectual Property, or (5) alleging misuse or antitrust violations arising from the use or other exploitation by the Company or any Company Entity of any Intellectual Property, and (B) there is no valid basis for any Litigation regarding any of the foregoing in (A)(1), (A)(2), (A)(3), (A)(4) or (A)(5); no Intellectual Property has been or is being used or enforced by the Company or any Company Entity or by any of their licensors, in a manner that, individually or in the aggregate, is reasonably likely to result in the cancellation, invalidity or unenforceability of such Intellectual Property.

(e) To the knowledge of the Company, (i) no Person is misappropriating, infringing, diluting or otherwise violating, either directly or indirectly, any material Intellectual Property owned, used, or held for use by the Company or any of the Company Entities in the conduct of the business, and (ii) during the past six (6) years, no Person has misappropriated, infringed, diluted, or otherwise violated, either directly or indirectly, any material Intellectual Property owned, used, held for use by the Company or any of the Company Entities, and no such Litigation has been brought or threatened against any Person during the past six (6) years by the Company or any of the Company Entities, or, to the knowledge of the Company, any other Person.

(f) Neither the Company nor any Company Entity has granted any Person any right to control the prosecution or registration of any material Intellectual Property or to bring, defend or otherwise control any Litigations with respect to any material Intellectual Property owned, used, or held for use by the Company or any of the Company Entities, except as expressly permitted under an IP Contract.

(g) Neither the Company nor any Company Entity has entered into nor is subject to any Orders, consents, indemnifications, forbearances to sue, licenses or other arrangements in connection with the resolution of any disputes or Litigation that (A) restricts the Company or any Company Entities with respect to any material Intellectual Property, (B) restricts the Company’s or any Company Entity’s businesses in any material manner in order to accommodate any Person’s Intellectual Property, or (C) permits any Person to use any material Intellectual Property, in each case except as expressly permitted under an IP Contract.

(h) The Company and each Company Entity has implemented reasonable measures to maintain the confidentiality of the Trade Secrets and other proprietary information. Each current or former employee, officer and contractor of the Company and any Company Entity has executed a proprietary information and inventions agreement and no current or former employee, officer or contractor of the Company or any Company Entity has excluded works or inventions from his or her assignment of inventions pursuant to such employee’s, officer’s or contractor’s proprietary information and inventions agreement. To the knowledge of the Company, there has not been any disclosure of any material confidential information of the Company or any Company Entity (including any such information of any other Person disclosed in confidence to the Company or any Company Entity) to any Person in a manner that has resulted or is likely to result in the loss of rights in and to such information.

(i) Except as set forth in Section 4.21(i) of the Company Disclosure Letter, the Company and each Company Entity has at all times complied with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company or any Company Entity. No Litigation has been asserted or threatened against the Company or any Company Entity alleging a violation of any Person’s privacy or personal information or data rights and the consummation of the Transactions will not breach or otherwise cause any violation of any Law or rule, policy, or procedure relating to privacy, data protection, or the collection and use of personal information collected, used, or held for use by or on behalf of the Company or Company Entities in the conduct of the business. The Company and Company Entities takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification or other misuse.

(j) No funding, facilities or personnel of any governmental body were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property rights owned, used, or held for use by the Company or any Company Entity.

(k) No current or former partner, director, stockholder, officer, contractor or employee of the Company or any Company Entities will, after giving effect to the Transactions, own or retain any rights to use any of the material Intellectual Property owned, used, or held for use by the Company or any Company Entity.

(l) With respect to the use of the Software in the business, (i) no capital expenditures are necessary with respect to such use other than capital expenditures in the ordinary course of business that are consistent with the past practice of the Company or Company Entities and (ii) the Company or Company Entities have not experienced any material defect in such Software, including any material error or omission in the processing of any transactions other than defects which have been corrected. With respect to the Software used or held for use in the business, to the knowledge of the Company, no such Software is subject to the terms of any “open source” or other similar license that provides for any source code of the Software to be disclosed, licensed, publicly distributed or dedicated to the public.

Section 4.22 Shareholders’ Rights Agreement. Neither the Company nor any Company Entity has adopted, or intends to adopt, a shareholders rights agreement, “poison pill” or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares or any other equity or debt securities of the Company or any of the Company Entities.

Section 4.23 Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Lazard Middle Market LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the Company. The estimated aggregate fees and expenses incurred and to be incurred by the Company in connection with the Transactions (including the fees of Lazard Middle Market LLC and the fees of the Company’s legal counsel) are set forth in Section 4.23 of the Company Disclosure Letter. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Lazard Middle Market LLC relating to the Transactions.

Section 4.24 Insurance. The Company has delivered or made available to Parent prior to the date hereof a list that is true and complete in all material respects of all material insurance policies in force naming the Company, any of the Company Entities or employees thereof as an insured or beneficiary or as a loss payable payee or for which the Company or any Company Entity has paid or is obligated to pay all or part of the premiums. Except as has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and neither the Company nor any Company Entity has received, as of the date hereof, written notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect thereto. Each of the Company and each Company Entity is in compliance with all conditions contained in such insurance policies, except where the failure to so comply has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except (i) as set forth in the written disclosure letter delivered by Parent and Merger Sub to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such Parent Disclosure Letter relates; provided, that any information set forth in one section of the Parent Disclosure Letter shall be deemed to apply to each other Section or subsection thereof or hereof as appropriate to which its relevance is readily apparent on its face) or (ii) disclosed in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and each other report, schedule, form, statement and other document required to be filed or furnished by Parent with or to the SEC subsequent to the filing of such Form 10-K (collectively with all exhibits, financial statements and schedules thereto, all information incorporated by reference and any documents filed with or furnished to the SEC on a voluntary basis, the “Parent SEC Reports”) filed prior to the date of this Agreement, but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward- looking statements or cautionary, predictive or forward-looking in nature; provided that the exception provided for in this clause (ii) shall be applicable if, and only if, the nature and content of the applicable disclosure in any Parent SEC Report filed prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein, Parent and Merger Sub hereby represent and warrant to the Company as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

Section 5.1 Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Merger and the other Transactions.

Section 5.2 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by each of Parent and Merger Sub of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement and the Transaction Agreements to which it is a party or to consummate the Transactions (other than the filing and recordation of appropriate merger documents as required by the GBCC). Each of this Agreement and the other Transaction Agreements to which it is a party has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The affirmative vote of a majority of outstanding shares of common stock, without par value, of Merger Sub is the only vote of the holders of capital stock of Merger Sub necessary to approve this Agreement, the Transaction Agreements to which it is a party, the Merger and the other Transactions.

(b) The board of directors of Parent, at a meeting duly called and held duly and unanimously adopted resolutions approving this Agreement, the other Transaction Agreements and the Transactions.

(c) The board of directors of Merger Sub, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) approving this Agreement and the Transactions, (ii) determining that the terms of the Transactions are fair to and in the best interests of Merger Sub and its shareholders and (iii) recommending that Parent, as the sole shareholder of Merger Sub, approve and adopt this Agreement and the Merger.

(d) Parent, in its capacity as sole shareholder of Merger Sub, has unanimously adopted and approved this Agreement and the Transaction upon the terms and subject to the conditions set forth herein.

Section 5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement and the Transaction Agreements to which it is a party by each of Parent and Merger Sub and the consummation of the Merger and the other Transactions will not (a) conflict with or violate (i) the Amended and Restated Certificate of Incorporation of Parent or the Amended and Restated By-Laws of Parent or (ii) the Articles of Incorporation of Merger Sub or the Bylaws of Merger Sub, (b) subject to Section 5.4, conflict with or violate any Law or any Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound or affected except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 5.4 Required Filings and Consents. The execution and delivery by Parent and Merger Sub of this Agreement does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of (A) the Exchange Act, including, without limitation, the filing with the SEC of the Schedule TO, (B) state securities or “blue sky” Laws, (C) the GBCC to file the Articles of Merger or other appropriate documentation and (D) Nasdaq, (ii) those required by the HSR Act, (iii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (iv) the filing of customary applications and notices, as applicable with any Regulatory Authority.

Section 5.5 Financing. Parent has cash available or has existing borrowing facilities or firm financing commitments that, together with the cash of the Company, are sufficient to enable it to pay the Merger Consideration payable as required by this Agreement and to otherwise consummate the Transactions.

Section 5.6 Brokers. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of Parent.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Company’s Business Pending the Merger.

(a) From the date of this Agreement until the earlier of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a) and (ii) the Effective Time, except as otherwise consented to by Parent in writing (including by electronic mail), and except as disclosed in Section 6.1(a) of the Company Disclosure Letter or as otherwise explicitly required by this Agreement, (i) the Company shall, and shall cause the Company Entities to, conduct their respective businesses only in, and the Company and the Company Entities shall not take any action except in, the ordinary course of business consistent with past practice and (ii) the Company and the Company Entities shall use their reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and employees and to preserve, in all material respects, the current relationships of the Company and the Company Entities with customers, suppliers, licensors, licensees, distributors, any limited partners or other equity-holders in the Company Entities, and other Persons with which the Company or the Company Entities have business dealings.

(b) Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise explicitly required by this Agreement, from the date of this Agreement until the earlier of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a) and (ii) the Effective Time, except as otherwise consented to by Parent in writing (including by electronic mail), the Company shall not, nor shall the Company permit any of the Company Entities to:

(i) amend the Company Organizational Documents or the equivalent organizational documents (including any partnership, limited liability company or similar agreements) of any Company Entity;

(ii) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity interests except for dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent;

(iii) subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except for any split, combination or reclassification of capital stock of a wholly owned Company Subsidiary, or any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(iv) repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any Company Stock Rights, other than in connection with (A) the forfeiture or expiration of outstanding Company Options and (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise of Company Options or vesting of Company Stock Awards pursuant to any obligations contained in the Company Stock Plans;

(v) issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise encumber, any shares of its capital stock or any Company Stock Rights, other than (A) the issuance of shares upon the exercise of Company Options, in each case outstanding on the date of this Agreement in accordance with their present terms, (B) the issuance of stock options and shares of capital stock to newly hired employees (the hiring of whom is otherwise permissible pursuant to the terms of this Agreement) in the ordinary course of business under the Company Stock Plans in existence as of the date hereof, and (C) the addition of new physicians as limited partners or members, in each case as minority equity-holders, at any Company Managed Service Provider in the ordinary course of business consistent with past practice;

(vi) create, assume or incur any indebtedness for borrowed money or guaranty any such indebtedness of another Person, or repay, redeem or repurchase any such indebtedness;

(vii) make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between any wholly owned Company Subsidiaries or between the Company and any wholly owned Company Subsidiaries);

(viii) (A) sell, assign, lease, sublease, license, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties that are material, individually or in the aggregate, to the Company or any Company Entity, or (B) enter into, modify, supplement or amend any lease or sublease of real property, except for modifications or amendments that would not reasonably be expected to be adverse to the Surviving Corporation;

(ix) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (B) any material assets;

(x) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of the Company Entities (other than this Agreement);

(xi) implement or adopt any change in its accounting methods, principles or policies other than as may be required by applicable Law or GAAP and as concurred with by the Company’s independent auditors;

(xii) except to the minimum extent required in order to comply with applicable Law: (A) amend any of the terms or conditions of employment for any of its directors or officers, (B) adopt, enter into, terminate or amend any Company Benefit Plan, Company Benefit Agreement (or any plans, agreements or arrangements that would constitute Company Benefit Plans or Company Benefit Agreements if in effect on the date hereof) or collective bargaining agreement or any other labor agreement, other than amendments that are immaterial or administrative in nature, (C) increase in any manner (including by way of effecting employee promotions) the compensation or benefits of, or pay any bonus to, any Company Participant, (D) grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, deferred stock awards, stock purchase rights or other stock-based or stock-related awards) except grants to employees who are not officers or directors of the Company in the ordinary course of business consistent with past practices (not to exceed 1,000 shares in the aggregate) or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement on any awards made thereunder (other than such removals that occur in accordance with the terms of the awards), (E) take any action to accelerate the vesting or payment of any compensation or benefits under any contract, Company Benefit Plan or Company Benefit Agreement (except to the extent provided for under any Company Benefit Plans or Company Benefit Agreements in existence as of the date hereof or to the extent contemplated by Section 3.1 of this Agreement) or (F) make any material determination under any Company Benefit Plan or Company Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(xiii) modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any agreement or contract that would qualify as a Company Material Contract;

(xiv) modify, amend, terminate, or cancel, or waive, release or assign any rights or claims with respect to, any organizational documents (including any partnership, limited liability company or other similar agreements) of any one or more Company Managed Service Providers if such modification, amendment, termination, or cancellation, or such waiver, release or assignment of rights or claims, individually or in the aggregate, would, or would reasonably be expected to, result in the expected aggregate Adjusted EBITDA of the Company and the Company Entities, on a combined basis for the fiscal year ending December 31, 2010 being less than $30.7 million;

(xv) enter into any material Contract relating to the development or commercialization of any Product or other medical product, including but not limited to licensing, development, manufacturing, co-development, marketing or co-marketing agreements;

(xvi) pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business consistent with past practice, including pursuant to existing indemnification agreements with officers and directors) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any Affiliate or Associate of any of its officers or directors;

(xvii) form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof or enter into any new line of business that is material to Company and the Company Entities, taken as a whole;

(xviii) make, change, or revoke any material tax election, change any method of tax accounting, enter into any closing agreement, settle or compromise any material tax liability , file any material amended tax return, or surrender any claim for a material refund of taxes;

(xix) (A) pay, discharge, settle or satisfy any claims, Litigation, Liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities or obligations: (1) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the Company SEC Reports or (2) incurred in the ordinary course of business consistent with past practice or (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xx) make or agree to make any new capital expenditure or expenditures that are not budgeted for in the budget attached as Section 4.15(a)(vii) of the Company Disclosure Letter and exceed $50,000 individually or $100,000 in the aggregate;

(xxi) fail to take any action necessary or advisable to protect or maintain the Intellectual Property owned, used or held for use by the Company or any Company Entity that is material to the conduct of the business of the Company and the Company Entities, taken as a whole, as currently conducted and planned by the Company or the Company Entities to be conducted, including the prosecution of all pending applications for Patents and Trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto;

(xxii) except as consistent with the ordinary conduct of its business consistent with past practice, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any Intellectual Property that is material to the conduct of the business of the Company, or disclose or agree to disclose to any Person, other than representatives of the Parent, any Trade Secrets, or (ii) compromise, settle or agree to settle any one or more actions or institute any action concerning any Intellectual Property that is material to the conduct of the business of the Company;

(xxiii) except as required by Law or as expressly required by this Agreement, take any action that (A) would reasonably be expected to (1) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any

Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, or (2) significantly increase the risk of any Governmental Entity entering an Order prohibiting or impeding the consummation of the Transactions or (B) otherwise would reasonably be expected to materially delay or impair the consummation of the Transactions;

(xxiv) authorize, or commit or agree to take, any of the foregoing actions.

(c) Prior to the Closing Date, the Company shall, at Company’s expense, effect the necessary corrective change of ownership and recordals with all patent, trademark, and copyright offices and domain name registrars and other similar authorities where Intellectual Property owned by the Company or any of the Company Entities is recorded in the name of one or more legal predecessors of the Company or any of its Subsidiaries or any Person other than the Company or any of its Subsidiaries.

Section 6.2 Access to Information; Confidentiality.

(a) Subject to the confidentiality agreement between Parent and the Company, dated March 2, 2010 (the “Confidentiality Agreement”) and applicable Law, the Company shall, and shall cause each of the Company Entities to, afford to Parent and its officers, employees, accountants, counsel, financial advisors and other Representatives, full access at all reasonable times on reasonable notice during the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1 to all their properties, books, contracts, commitments, personnel and records, including for the purpose of conducting Phase I environmental site assessments (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall, and shall cause each of the Company Entities to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, (ii) a copy of all Owned Real Property Materials and (iii) all other information concerning its business, properties, litigation matters, personnel and environmental compliance and property condition as Parent may reasonably request, including bi-weekly sales reports, bi-weekly headcount reports, bi-weekly cash reports, bi-weekly accounts receivable reports and bi-weekly reports on the average selling price of all services and products of the Company and the Company Entities; provided, that nothing in this Section 6.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (x) violate applicable Law, (y) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure), or (z) result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege). In addition, the Company and its officers and employees shall reasonably cooperate with Parent in Parent’s efforts to comply with the rules and regulations affecting public companies, including the Sarbanes-Oxley Act. No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. All information provided pursuant to this Section 6.2 shall be subject to the terms of the Confidentiality Agreement.

(b) As soon as practicable after the date hereof, the parties shall create a joint transition management committee (the “Transition Committee”) consisting of two Representatives from each of the parties hereto designated from time to time as agreed by the Chief Executive Officers of each of Parent and the Company. The Transition Committee shall be responsible for organizing, developing, managing and implementing a transition plan for the prompt and efficient integration of the business organizations of Parent and the Company and their respective Subsidiaries subject to the requirement that control of the management, properties and assets of Parent and the Company, as set forth in this Agreement, shall at all times prior to the Effective Time remain under the control of their respective boards of directors.

Section 6.3 Notification of Certain Matters. Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality,” or “Company Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Offer Closing or (b) any material failure of Parent or Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, (i) the Company shall give prompt notice to Parent of any change or event having, or which would be reasonably likely to have, a Company Material Adverse Effect, (ii) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, as the case may be, of any change or event which would be reasonably likely to result in the failure of any of the conditions set forth in Exhibit A to be satisfied, and (iii) each of Parent and the Company shall give prompt notice to the other after receiving or becoming aware of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Transactions.

Section 6.4 Antitrust Filings; Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under Competition Laws relating to the Transactions. “Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other Laws or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the United States

Department of Justice or any other Governmental Entities, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Entity. Each party shall use its reasonable best efforts to furnish to each other party all information required for any filing, form, declaration, notification, registration and notice with respect to Competition Laws and the Transactions. Each party shall give the other parties reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Entity regarding any filings, forms, declarations, notifications, registrations or notices with respect to Competition Laws and the Transactions, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication, understanding or agreement with any Governmental Entity with respect to the Transactions. None of the parties shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or inquiry with respect to Competition Laws and the Transactions without giving the other parties prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend and/or participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law. Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any judgment that would restrain, prevent or delay the Closing; (ii) to eliminate every impediment under any Competition Law that may be asserted by any Governmental Entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date (as defined herein)); and (iii) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

(b) Subject to Section 6.4(c), each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings (including filings with Governmental Entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties necessary to consummate the Transactions, (iii) the preparation of the Proxy Statement and any other documents that may be required to be filed with the SEC, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate any of the Transactions, and to fully carry out the purposes of, this Agreement, and (v) the providing of all such information concerning such party, its Subsidiaries, its Affiliates and, in the case of the Company, the Company Managed Service Providers as well as the officers, directors, employees and partners of its Subsidiaries, Affiliates and, in the case of the Company, the Company Managed Service Providers, in each case, as may be reasonably requested in connection with any of the matters set forth in Section 6.4(a) or this Section 6.4(b). Each of Parent and the Company agrees that it will use its reasonable best efforts to obtain prior to the Offer Closing each of the consents that are listed in Section 6.4(b) of the Company Disclosure Letter. Neither Parent nor Merger Sub shall take any action not required by Law or this Agreement if such action (x) (1) would reasonably be expected to (A) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, or (B) significantly increase the risk of any Governmental Entity entering an Order prohibiting or impeding the consummation of the Transactions or (2) otherwise would reasonably be expected to materially delay or impair the consummation of the Transactions, and (y) was taken by Parent or Merger Sub with the primary purpose of causing one or more of the effects set forth in clause (x)(1) or (x)(2).

(c) Notwithstanding anything to the contrary in this Section 6.4, neither Parent nor the Company shall be required in order to resolve any objections asserted under Competition Laws by any Governmental Entity with respect to any of the Transactions to divest any of its businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction if such action (i) would, or would reasonably be expected to, materially and adversely affect the Company and the Company Entities, taken as a whole, (ii) would, or would reasonably be expected to, materially impair the benefits sought to be derived by Parent from the Transactions (taking into account, among other things, effects on the assets, business and operations and relationships of both Parent and its Subsidiaries and of the Company and the Company Entities), or (iii) causes Parent to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of any material operations, divisions, businesses, product lines, customers or assets of Parent or its Subsidiaries, or any other actions that may materially limit Parent’s freedom of action with respect to, or its ability to retain, any of its Subsidiaries, material operations, divisions, businesses, product lines, customers or assets.

Section 6.5 No Solicitation; Company Board Recommendation.

(a) The Company shall not, nor shall it authorize or permit any of the Company Entities or its or their Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or access to the properties, books or records of the Company or any Company Entity in connection with, or otherwise cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. The Company shall, and shall cause the Company Entities and its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the Company Board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably be expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 6.5(a), the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law, and subject to compliance with this Section 6.5(a) and Section 6.5(c) and after giving Parent written notice of such determination, (x) furnish information with respect to the Company and the Company Entities to the Person

making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which agreement shall include a customary “standstill” or similar covenant) not less restrictive of such Person than the Confidentiality Agreement and containing provisions allowing necessary disclosures to Parent pursuant to Section 6.5(c) hereof; provided that (1) all such information has previously been provided to Parent or is provided to Parent prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 6.5(b) and Section 6.5(c), and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.5(a) by any Representative or Affiliate of the Company or any Company Entity shall be deemed to be a breach of this Section 6.5(a) by the Company.

The term “Company Takeover Proposal” means any inquiry, proposal or offer (whether in writing or otherwise) from any Person (other than Parent or Merger Sub) relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of any assets or businesses that constitute 15% or more of the revenues, net income, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or assets of the Company and the Company Entities, taken as a whole, or 15% or more of any class of equity securities of the Company or any material Company Entity, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or any material Company Entity, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any material Company Entity pursuant to which any Person or the shareholders of any Person would own 15% or more of any class of equity securities of the Company or any material Company Entity or of any resulting parent company of the Company, other than any of the Transactions.

The term “Superior Proposal” means a bona fide proposal or offer constituting a Company Takeover Proposal that, if consummated, would result in the Person making such proposal or offer acquiring, directly or indirectly, all of the Company’s outstanding equity securities (or all of the outstanding equity securities of the surviving entity in a merger of the Company or the direct or indirect parent of the surviving entity in such a merger), or all or substantially all of the assets of the Company and the Company Entities, taken as a whole, which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of the Company from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and this Agreement (including any changes to the terms of the Offer and this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(b) Neither the Company Board nor any committee thereof shall, (i)(A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement or the Transactions or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company or any Company Entity to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 6.5(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to the Offer Closing Date, the Company Board may make a Company Adverse Recommendation Change if and only if the Company has received a Company Takeover Proposal that constitutes a Superior Proposal and a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such action in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that prior to making any Company Adverse Recommendation Change, the Company shall (X) deliver written notice to Parent advising Parent that the Company Board intends to make a Company Adverse Recommendation Change (a “Company Notice of Adverse Recommendation”), including the terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board, (Y) during the five (5) calendar day period following delivery of the Company Notice of Adverse Recommendation to Parent (the “Notice Period”), direct its outside counsel and financial advisor to negotiate with Parent in good faith (to the extent Parent elects to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal and (Z) determine after expiration of the Notice Period, upon consideration of the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Superior Proposal continues to constitute a Superior Proposal; provided, further, that, (1) if during the Notice Period any amendments or modifications are made to the Superior Proposal and the Company Board in its good faith judgment determines (after consultation with its outside counsel and financial advisor) that such revisions are material (it being understood that any change in the purchase price or form of consideration in such Superior Proposal shall be deemed a material revision), the Company shall deliver a new Company Notice of Adverse Recommendation to Parent and shall comply with the requirements of this Section 6.5(b) with respect to such new Company Notice of Adverse Recommendation.

(c) In addition to the obligations of the Company set forth in Section 6.5(a) and Section 6.5(b), (i) the Company shall promptly advise Parent orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any Company

Entity from any Person that describes any of the terms or conditions of any Company Takeover Proposal or inquiry. In addition, during the period from the date of this Agreement through the Offer Closing, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any Company Entity is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

(d) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders (including, without limitation, any amendments to its Schedule 14D-9 relating to a Company Adverse Recommendation Change) if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable Law; provided, however, that all actions taken or agreed to be taken by the Company or the Company Board or any committee thereof shall comply with the provisions of this Section 6.5.

Section 6.6 Shareholder Litigation. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any shareholder Litigation against the Company and its directors relating to the any of the Transactions; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation).

Section 6.7 Indemnification; Director and Officer Insurance. For not less than six (6) years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Articles of Incorporation and Company By-Laws and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers or employees of the Company for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of any of the Transactions. Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% (three hundred percent) of the last annual premium paid prior to the date of this Agreement; provided that (i) Parent may substitute therefor a single premium tail coverage with respect to D&O

Insurance at a level at least as favorable as in the D&O Insurance, or (ii) if Parent does not make the substitution provided for in clause (i) above, then the Company may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance for a premium not to exceed 300% (three hundred percent) of the last annual premium paid prior to the date of this Agreement. If the Surviving Corporation or Parent, or any of their successors or assigns, shall (a) be liquidated and dissolved, (b) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (c) shall sell or otherwise transfer all or a majority of its assets to any other Person, proper provisions shall be made so that the continuing or surviving entity or Parent, as applicable, and its successors and assigns shall assume the obligations set forth in this Section 6.7. The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each indemnified party described in this Section 6.7 and his or her heirs and representatives.

Section 6.8 Public Announcements. The initial press release shall be a joint press release and thereafter, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, the Company and Parent each shall obtain the prior consent of the other party prior to issuing any press releases or making other public statements and communications with respect to any of the Transactions, except (i) as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq, (ii) in connection with any dispute between the parties regarding this Agreement or the Transactions, or (iii) with respect to or in connection with a Company Adverse Recommendation Change in accordance with Section 6.5(b). In addition, the Company and Parent shall develop a joint communications strategy and each party shall ensure that, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, all press releases and other public statements and communications (including any communications that would require a filing under Rules 14d-2 or 14d-9 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to any of the Transactions shall be consistent in all material respects with such joint communications strategy, except in connection with any dispute between the parties regarding this Agreement or the Transactions.

Section 6.9 Preparation of SEC Documents; Shareholders’ Meeting.

(a) If the adoption of this Agreement by the shareholders of the Company is required by the GBCC, as soon as practicable following the Offer Closing, the Company shall prepare and file with the SEC, subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed), a proxy statement relating to the Company Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after clearing comments received from the SEC. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Parent’s prior consent (which shall not be unreasonably withheld or delayed) and without providing Parent the reasonable opportunity to review and comment thereon. The Company will advise Parent promptly of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company or any Company Entity, or any of their respective Affiliates, officers or directors, should become known to Parent or the Company or any Company Entity which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.

(b) Each of the Company and Parent shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c) If the adoption of this Agreement by the shareholders of the Company is required by the GBCC, the Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the approval by the Company’s shareholders in accordance with the GBCC (the “Company Shareholders’ Meeting”). The Company shall ensure that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with applicable Law, the rules of Nasdaq and the Company Organizational Documents.

(d) Notwithstanding the foregoing, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent and its Subsidiaries shall own at least 90% of the outstanding shares of the Company Common Stock, the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Company Common Stock held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Shareholder’s Meeting in accordance with Section 14-2-1104 of the GBCC.

Section 6.10 Employees.

(a) For a period of one (1) year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to either (i) provide the employees of the Company and the Company Subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Parent, the Surviving Corporation or any of their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided by the Company and the Company Subsidiaries as of the date hereof or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Subsidiaries. In addition, for a period of one (1) year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to provide Covered Employees whose employment is terminated by Parent or the Surviving Corporation with severance benefits in accordance with such employee’s individual employment agreement or, in the absence of any such agreement, in accordance with either (i) the severance policy of the Company in effect immediately prior to Closing, or (ii) the severance policy of Parent in effect from time to time. Parent shall have no obligation and the Company shall take no action that would have the effect of requiring Parent or the Surviving Corporation to continue any specific plans (except with respect to existing employment agreements) or to continue the employment of any specific Person.

(b) For purposes of determining eligibility to participate in, and non-forfeitable rights under any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (including for purposes of vacation eligibility), but not for purposes of benefit accrual under any defined benefit pension plan of Parent or any of its Subsidiaries, Covered Employees shall receive service credit for service with the Company (and with any predecessor or acquired entities or any other entities for which the Company granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c) To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective Subsidiaries to waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective Subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Company Benefit Plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan. Parent shall or shall cause the Surviving Corporation or the relevant Subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Company Benefit Plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

(d) Nothing in this Section 6.10 shall (i) confer any rights or remedies of any kind or description upon any Covered Employee or any other Person other than the Company and Parent and their respective successors and assigns, (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan or Company Benefit Agreement or benefit plan or agreement of Parent or (iii) limit the ability of the Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Covered Employee at any time.

(e) Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary, the Company will not, on or after the date hereof and prior to the Offer Closing, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company or any Company Entity (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee of the Company Board (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an employment compensation, severance or other employee benefit arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement (such steps, the “14d-10 Safe Harbor Steps”). The Company shall, prior to the Offer Closing, take such actions necessary and appropriate to ratify, confirm and approve, in accordance with and for the purpose of Rule 14d-10 under the Exchange Act, compensation paid or payable to Covered Employees under any Company Benefit Plan or Company Benefit Agreement or otherwise in connection with the Transactions.

(f) The Company and the Company Entities shall refrain from causing any employees of the Company or the Company Entities to suffer an “employment loss” or “layoff” as defined in the WARN Act, in the ninety-one (91) days prior to the Offer Closing, without the prior consent of Parent. Notwithstanding Section 6.8 of this Agreement, the Company and the Company Entities, as applicable, shall reasonably cooperate with and provide reasonable assistance to Parent or its agents in preparing and delivering any notices required or potentially required pursuant to the WARN Act (as determined by Parent in its sole discretion) to effectuate the termination of the employment of any employees of the Company or the Company Entities as of or following the Effective Time in compliance with the WARN Act; provided, however, that all such notices shall indicate that the terminations of employment are contingent upon the consummation of the Merger.

Section 6.11 Rule 16b-3. Prior to the Offer Closing, the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such efforts to include all steps required be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 6.12 Payoff Letter.

(a) At least three (3) Business Days prior to the Offer Closing, the Company shall deliver a notice of termination in accordance with Section 2.07 of the Credit Agreement, substantially in the form attached as Exhibit D hereto, to JPMorgan Chase Bank, National Associate, as Administrative Agent under the Credit Agreement.

(b) Prior to the Offer Closing, the Company shall use commercially reasonable best efforts to obtain (i) a customary payoff letter from the lenders under the Credit Agreement (and other outstanding indebtedness for borrowed money, if any) which (a) confirms the full outstanding amount of the Loans (as defined in the Credit Agreement) then outstanding, along with accrued interest thereon and all fees and other obligations of the Company accrued under the Credit Agreement (or such other indebtedness) (the “Payoff Amount”), (b) contains payment instructions, and (c) evidences the agreement by such lenders to release all Liens upon the payment of such amount in accordance with the payment instructions, and (ii) documents, including an authorization to file UCC termination statements, executed terminations and releases of outstanding mortgages, as are reasonably necessary to release such Liens.

(c) At the Offer Closing, Parent shall make available to, and pay to, the Company for payment to the lenders under the Credit Agreement the Payoff Amount. Subject to Parent’s compliance with the previous sentence, the Company shall repay the Payoff Amount to the lenders under the Credit Agreement and terminate such agreement concurrent with the Offer Closing.

Section 6.13 Takeover Statutes. The Company and the Company Board shall take all actions necessary so that the restrictions of the Takeover Statutes shall remain inapplicable to any and all of the Transactions. If any Takeover Statute becomes applicable to any of the Transactions, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that any such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such Transactions.

Section 6.14 Voting of Shares. Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or Merger Sub in favor of approval of the Merger at the Company Shareholders’ Meeting, unless the GBCC does not require a vote of the shareholders of the Company for consummation of the Merger.

Section 6.15 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Offer Closing Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Offer Closing Date. Prior to the Offer Closing Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligation of Each Party. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a) Prior to the Effective Time the Company Shareholder Approval shall have been obtained, if required by the GBCC;

(b) At or prior to the Offer Closing, no applicable Law or Order shall be and remain in effect which has the effect of prohibiting the consummation of the Merger;

(c) At or prior to the Offer Closing, there shall not be pending or threatened any Litigation by any Governmental Entity which challenges or seeks to enjoin the Merger;

(d) At or prior to the Offer Closing, Merger Sub shall have previously accepted for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Subject to Section 1.3(c), this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either the Parent or the Company:

(i) if the Offer Closing shall not have occurred by December 31, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been the principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date; or

(ii) if any Order having any of the effects set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable;

(c) prior to the Offer Closing, by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clauses (iv) or (v) of Exhibit A and (ii) has not been waived by Parent and is incapable of being cured, or is not cured, by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent;

(d) by Parent:

(i) at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change; or

(ii) if the Company Board fails to reaffirm publicly its recommendation to the Company’s shareholders to tender their shares of Company Common Stock in the Offer and to vote in favor of the Merger within seven (7) days of Parent’s written request for such reaffirmation (or if the Outside Date is less than seven (7) days from the receipt of such request from Parent, by the close of business on the penultimate Business Day preceding the Outside Date);

(e) prior to the Offer Closing by Parent, if the Company shall have materially breached any of the provisions of Section 6.5;

(f) prior to the Offer Closing by the Company, if (i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are qualified by materiality not being true and correct in all respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) or (B) the representations and warranties of Parent and Merger Sub in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are not so qualified not being true and correct in all material respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); or (ii) Parent and Merger Sub shall not have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and in the case of either (i) or (ii) above, such breach or failure to perform is incapable of being cured, or is not cured, by Parent within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company;

(g) by the Company, at any time prior to the Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal; provided that no termination of this Agreement pursuant to this subsection (g) shall be effective, unless the Company shall have complied in all material respects with the provisions of Section 6.5 and the Company shall have paid the Company Termination Fee and otherwise complied with its obligations under Section 8.2(c)); or

(h) by the Company, if (1) Merger Sub fails to commence the Offer in violation of Section 1.1 hereof and such breach is not cured within twenty (20) calendar days following receipt of written notice of such breach from the Company, (2) the Offer shall have expired or been terminated without Merger Sub having purchased any shares of Company Common Stock pursuant thereto or (3) Merger Sub, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered shares of Company Common Stock pursuant to the Offer; provided, that the right to terminate this Agreement pursuant to clause (2) of this Section 8.1(h) shall not be available if the Company’s failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the failure of the Offer having expired or terminated with Merger Sub not having purchased any shares of Company Common Stock pursuant thereto.

(i) by Parent, at any time prior to the Offer Closing, if on any then scheduled expiration date of the Offer, Parent is not required to extend the Offer pursuant to this Agreement and any of the conditions set forth in Exhibit A shall not have been satisfied.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 8.1 hereof, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the provisions of Section 4.23, Section 5.6, the last sentence of Section 6.3, this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for fraud or for any willful breach or hereof or for any willful misrepresentation.

(b) Except as provided in this Section 8.2, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not any of the Transactions is consummated.

(c) (i) In the event that: (w) (A) prior to the Offer Closing, a Company Takeover Proposal shall have been made to the Company and such Company Takeover Proposal becomes publicly known prior to the Offer Closing or shall have been made directly to the shareholders of the Company generally prior to the Offer Closing or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) this Agreement is terminated by Parent pursuant to Section 8.1(c) or Section 8.1(e) and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (x) (A) prior to the Offer Closing, a Company Takeover Proposal shall have been made to the Company or shall have been made directly to the shareholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) this Agreement is terminated by Parent pursuant to Section 8.1(d); or (z) this Agreement is terminated by Company pursuant to Section 8.1(g), then the Company shall pay Parent a fee equal to $8,000,000 (eight million dollars) (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of this Agreement (except that (I) in the case of termination pursuant to clause (w) above, the Company shall pay Parent 50% of the Company Termination Fee upon such termination (regardless of whether or not the condition set forth in subclause (C) of such clause (w) is then satisfied), with such payment being irrevocable and non-refundable, and 50% of the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transaction, and (II) in the case of termination pursuant to clause (x) above, the Company shall pay Parent the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transaction). For purposes of this Section 8.2(c)(i), the term “Company Takeover Proposal” shall have the meaning given in Section 6.5(a) except that references to “15%” therein shall be deemed to be references to a “majority”.

(ii) The Company acknowledges that the agreements contained in this Section 8.2(c) are an integral part of the Transactions, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount(s) due pursuant to this Section 8.2(c), and, to obtain such payment, Parent commences a suit which results in a final, nonappealable judgment against the Company for the amount(s) due pursuant to this Section 8.2(c), the Company shall pay to Parent its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.3 Amendments. Subject to Section 1.3(c) and subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders the Company; provided, however, that after any approval of the Transactions by the shareholders of the Company, there may not be, without further approval of the shareholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law otherwise expressly requires the further approval of such shareholders. No amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.4 Waiver. Subject to Section 1.3(c), at any time prior to the Effective Time, whether before or after the Company Shareholders’ Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company to:

HealthTronics, Inc.

9825 Spectrum Dr. Bldg. 3

Austin, TX 78717

Fax No:	(800) 357-0047
Attention:	James S.B. Whittenburg
Clint Davis
E-mail address:	james.whittenburg@healthtronics.com
clint.davis@healthtronics.com

with a copy to:

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

Fax No:	(512) 391-2180
Attention:	Michael F. Meskill, Esq.
E-mail address:	mmeskill@jw.com

(b)	if to Parent or Merger Sub, to it at:

Endo Pharmaceuticals

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

Fax No:	(610) 558-9864
Attention:	Caroline Manogue
E-mail address:	manogue.caroline@Endo.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax No:	(212) 735-2000
Attention:	Eileen T. Nugent, Esq.
Brandon Van Dyke, Esq.
E-mail address:	enugent@skadden.com
bvandyke@skadden.com

Section 9.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements (including the Confidentiality Agreement and the documents and instruments referred to herein or therein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 6.7, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 9.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED

AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE, EXCEPT FOR THE PROVISIONS OF THIS AGREEMENT THAT RELATE EXPRESSLY TO THE GBCC, WHICH SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE GBCC.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.8 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a federal court located in the State of Delaware or a Delaware state court, and (d) consents to the service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.2.

Section 9.9 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The disclosure of any matter in the Company Disclosure Letter shall expressly not be deemed to constitute an admission by the Company or Parent, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.12 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.13 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.14 Certain Definitions.

(a) “Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, excluding equity-based compensation expense, and adjusted for net income attributable to noncontrolling interest expense (as such term is defined under GAAP), calculated in a manner consistent with the Company’s past financial reporting practice.

(b) “Business Day” shall mean a day other than Saturday, Sunday or any other day on which commercial banks located in the State of New York are authorized or required by Law to remain closed.

(c) “Cleanup“ means all actions required to: (1) clean up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare, or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(d) “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(e) “Credit Agreement” means the Credit Agreement dated as December 29, 2009 among HealthTronics, Inc., the lenders from time to time party thereto, JPMorgan Chase Bank, JPMorgan Securities, Inc. and Bank of America, N.A.

(f) “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or release into the environment, of, or exposure to, any Hazardous Substances at any location, whether or not owned or operated by the Company or any Company Entity, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(g) “Environmental Laws” shall mean all federal, state, local and foreign laws, regulations, ordinances, requirements of Governmental Entities, and common law or other requirements of Governmental Entities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata, and natural resources), and including laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Substances, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Substances, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Substances, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, or (v) the preservation of the environment or mitigation of adverse effects on or to human health or the environment.

(h) “Environmental Permits” means permits, licenses, approvals, exemptions, registrations, certificates, identification numbers or other authorizations issued pursuant to Environmental Law.

(i) “Hazardous Substances” means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

(j) “Intellectual Property” shall mean all intellectual property of any type or nature throughout the world, including: (i) trademarks, service marks, names, corporate names, trade names, brand names, certification marks, designs, logos, slogans, commercial symbols, business name registrations, Internet domain names, trade dress and other similar indications of source or origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations and applications relating to the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application (“Trademarks”); (ii) industrial designs, patents and patent applications (including divisions, continuations, continuations-in-part, reexaminations, and renewals), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any jurisdiction (“Patents”); (iii) writings and other works and other copyright rights, (including rights in computer programs (whether in source code, object code or other forms), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentations including user manuals and training materials, related to any of the foregoing (“Software”)), in any jurisdiction, whether registered or not, and all applications and registrations for the foregoing, and any renewals or extensions thereof (“Copyrights”); (iv) trade secrets, non-public information, and all other confidential or proprietary information and materials, including, discoveries, research and development, ideas, know-how, inventions, proprietary processes, designs, procedures, laboratory notes, technical information, formulae, biological materials, models and methodologies, in each case whether patentable or not, and rights in any jurisdiction to limit the use or disclosure thereof by any Person (“Trade Secrets”); and any other intellectual property or proprietary rights and the right to sue for past infringement, misappropriation, or other violation of any of the foregoing.

(k) “Nasdaq Marketplace Rules” means the rules concerning NASDAQ-listed companies promulgated by Nasdaq from time to time and published in the NASDAQ Manual Online located at www.nasdaq.com.

(l) “Permitted Encumbrances” shall mean (i) any recorded non-monetary Liens set forth in any title policy or title report or survey with respect to the Owned Real Property which do not impair in any material respects the use or occupancy of such Owned Real Property in the operation of the business as presently conducted thereon; and (ii) all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement or any other matters not of record which would be disclosed by an accurate survey of the Owned Real Property, provided that the same would not, individually or in the aggregate, interfere in any material respects with the conduct or operation of the business as presently conducted on the date hereof and as of the Closing.

(m) “Products” shall mean devices, spare parts and all other medical products or consumables that are being developed, tested, manufactured marketed, distributed or sold by the Company or the Company Entities.

(n) “Regulatory Authority” means the FDA and any other federal, state, local or foreign Governmental Entity that is concerned with the marketing, sale, use handling and control, safety, efficacy, reliability, or manufacturing of medical devices.

(o) “Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority.

(p) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(q) “Representatives” shall mean, with respect to any Person, the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents of such Person.

(r) “Services” shall mean any of lithotripsy services, prostate treatment services, other urological services, radiation therapy services and pathology services.

(s) For purposes of this Agreement, the terms “Associate” and “Affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(t) For purposes of this Agreement, the phrase “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, (i) results in any change or effect that is or would reasonably be expected to be materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and the Company Entities, taken as a whole, or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by the Company of the Transactions; provided, however, that none of the following shall constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general, (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which the Company participates, including any changes to reimbursement rates related to any Products or Services (provided, that the underlying causes of such change, effect, event, occurrence, state of facts or development may be considered in determining whether a Company Material Adverse Effect has occurred), (C) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (D) the effect of any change in any applicable Law or GAAP (provided, that the underlying causes of such change may be considered in determining whether a Company Material Adverse Effect has occurred), (E)(i) changes in global or national economic or political conditions or (ii) acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date hereof or hereafter commenced), and terrorism, or (F) a change in the market price or trading volume of the Company Common Stock (provided, that the underlying causes of such decline or change may be considered in determining whether a Company Material Adverse Effect has occurred); except, in the cases of clauses (A), (B), (D) and (E)(i), if such change, effect, event, occurrence, state of facts, circumstance or development disproportionately affects the Company as compared to other participants in the healthcare services industry. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that (i) except as provided in Section 9.14(t) of the Company Disclosure Letter, any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other such changes, effects, events, occurrences, states of facts, circumstances or developments, results in, or would reasonably be expected to result in, the expected consolidated revenues of the Company and the Company Entities for the fiscal year ended December 31, 2010 being less than $176 million shall be deemed to constitute a Company Material Adverse Effect, and (ii) the exceptions set forth in clauses (A) through (F) of the preceding sentence of this definition shall not apply or be given any effect in determining whether or not there exists a deemed Company Material Adverse Effect provided for in clause (i) of this sentence.

(u) For purposes of this Agreement, a “Subsidiary” of any Person means another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person), (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership) or (iii) based on the extent of control by the first Person, is required to be consolidated in the consolidated financial statements of the first Person in accordance with GAAP.

(v) For purposes of this Agreement, the phrase “to the knowledge of the Company,” and similar formulations shall mean the actual current knowledge, after reasonable investigation, of the people set forth in Section 9.14(v) of the Company Disclosure Letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENDO PHARMACEUTICALS HOLDINGS INC.

By:	/S/ DAVID P. HOLVECK
Name:	David P. Holveck
Title:	President and Chief Executive Officer

HT ACQUISITION CORP.

By:	/S/ DAVID P. HOLVECK
Name:	David P. Holveck
Title:	President

HEALTHTRONICS, INC.

By:	/S/ JAMES S.B. WHITTENBURG
Name:	James S.B. Whittenburg
Title:	Chief Executive Officer and President

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock unless:

(i)	there shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of shares of Company Common Stock which, when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries, represents at least a majority of the total number of outstanding shares of Company Common Stock on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”),

(ii)	Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar Law shall have expired or been terminated;

(iii)	No applicable Law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction shall be and remain in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer or any of the other Transactions, or imposes any material limitations on Parent’s ownership of the Company and the Company Entities (taken as a whole), or operation of all or a material portion of Parent’s, on the one hand, or the Company’s and the Company Entities’ (taken as a whole), on the other hand, businesses or assets (whether held directly or through Subsidiaries or Company Entities), or compels Parent or the Company or any of their respective Subsidiaries or any Company Entity to dispose of or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries or Company Entities);

(iv)

(A) The representations and warranties of the Company set forth in the first three sentences of Section 4.2 shall be true and correct in all respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), and (B) the representations and warranties of the Company contained in the Agreement and in the certificate delivered by the Company pursuant to subparagraph (vi) below (other than those referred to in clause (A)) (disregarding for purposes of this subparagraph (iv), any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) shall be true and correct in all respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect;

(v)	The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Closing Date;

(vi)	The Company shall have delivered to Parent a certificate, signed by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in subparagraphs (iv) and (v) above is satisfied;

(vii)	There shall not be existing any temporary restraining order, preliminary injunction, pending or threatened in writing (or in some other manner that can be independently verified by the Company), nor any Litigation by any Governmental Entity pending or threatened in writing (or in some other manner that can be independently verified by the Company), which challenges or seeks to enjoin the Offer Closing or the other Transactions, or which seeks to prohibit or impose any material limitations on Parent’s ownership of the Company and the Company Entities (taken as a whole), or the operation of all or a material portion of Parent’s, on the one hand, or the Company’s and the Company Entities’ (taken as a whole), on the other hand, businesses or assets (whether held directly or through Subsidiaries or Company Entities), or to compel Parent or the Company or any of their respective Subsidiaries or any Company Entity to dispose of or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries or Company Entities);

(viii)	Since the date of the Agreement there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(ix)	the Company and Parent shall not have reached an agreement that the Offer or the Agreement be terminated, and the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.

A-2

The foregoing conditions are for the benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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